Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC
9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea
Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114
www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean on August 11, 2017

To the Shareholders and the Board of Directors of

Woori Bank

Report on the Consolidated Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Bank and subsidiaries (the “Group”). The financial statements consist of the consolidated interim statements of financial position as of June 30, 2017 and the consolidated interim statements of comprehensive income for the three and six months ended June 30, 2017 and 2016, consolidated interim statements of changes in shareholders’ equity and consolidated interim statements of cash flows, all expressed in Korean Won, for the six months ended June 30, 2017 and 2016, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

The Group’s management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of consolidated interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements of the Group are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

© 2017. For information, contact Deloitte Anjin LLC

Others

We audited the consolidated interim statement of financial position as of December 31, 2016, and the related consolidated interim statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2016 (not presented in the accompanying consolidated financial statements, all expressed in Korean Won), in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 3, 2017. The consolidated statement of financial position as of December 31, 2016 presented as a comparative purpose in the accompanying financial statements does not differ, in all material respects, from the audited consolidated statement of financial position as of December 31, 2016.

Accounting principles and review standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

August 11, 2017

Notice to Readers

This report is effective as of August 11, 2017, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the accountants’ review report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Kwang Goo Lee

President and Chief Executive Officer

Main Office Address:	(Road Name Address) 51, Sogong-ro, Jung-gu, Seoul
(Phone Number) 02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

	June 30, 2017	December 31, 2016
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	7,377,124	7,591,324
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	4,554,375	5,650,724
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	19,623,170	20,817,583
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	15,144,766	13,910,251
Loans and receivables (Notes 4,10,11,12,18 and 45)	265,148,624	258,392,633
Investments in joint ventures and associates (Note 13)	370,799	439,012
Investment properties (Note 14)	359,937	358,497
Premises and equipment (Notes 15 and 18)	2,459,176	2,458,025
Intangible assets and goodwill (Note 16)	506,882	483,739
Assets held for sale (Note 17)	16,439	2,342
Current tax assets	3,179	6,229
Deferred tax assets	225,330	232,007
Derivative assets (Notes 4,11,12 and 26)	140,176	140,577
Net defined benefit assets (Note 24)	9,469	70,938
Other assets (Notes 19 and 45)	125,814	128,846

Total assets	316,065,260	310,682,727

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	2,518,897	3,803,358
Deposits due to customers (Notes 4,11,21 and 45)	226,200,577	221,020,411
Borrowings (Notes 4,11,12 and 22)	15,679,945	18,769,515
Debentures (Notes 4,11 and 22)	25,649,132	23,565,449
Provisions (Notes 23 and 44)	381,030	428,477
Net defined benefit liability (Note 24)	24,886	64,666
Current tax liabilities	207,509	171,192
Deferred tax liabilities	29,235	22,023
Derivative liabilities (Notes 4,11,12 and 26)	29,229	7,221
Other financial liabilities (Notes 4,11,12, 25 and 45)	24,650,846	21,985,086
Other liabilities (Notes 25 and 45)	273,506	299,376

Total liabilities	295,644,792	290,136,774

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016 (CONTINUED)

	June 30, 2017	December 31, 2016
	(Korean Won in millions)
EQUITY
Owners’ equity:	20,256,349	20,386,160
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,017,888	3,574,896
Capital surplus (Note 28)	286,074	286,331
Other equity (Note 30)	(1,778,801)	(1,468,025)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of June 30, 2017 and December 31, 2016 is 2,438,191 million Won and 2,255,252 million Won, respectively
Regulatory reserve for credit loss to be reserved as of June 30, 2017 and December 31, 2016 is 49,961 million Won and 182,939 million Won, respectively
Planned provision of regulatory reserve for credit loss as of June 30, 2017 and December 31, 2016 is 49,961 million Won and 182,939 million Won, respectively)	15,349,796	14,611,566
Non-controlling interests	164,119	159,793

Total equity	20,420,468	20,545,953

Total liabilities and equity	316,065,260	310,682,727

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(Korean Won in millions, except per share data)
Interest income	2,105,808	4,189,584	2,142,054	4,293,562
Interest expense	818,232	1,639,264	896,957	1,804,804

Net interest income (Notes 34 and 45)	1,287,576	2,550,320	1,245,097	2,488,758
Fees and commissions income	506,281	1,013,893	457,189	906,830
Fees and commissions expense	243,533	476,193	220,918	438,824

Net fees and commissions income (Notes 35 and 45)	262,748	537,700	236,271	468,006
Dividend Income (Note 36)	19,617	59,445	53,081	120,399
Net gain (loss) on financial instruments at fair value through profit or loss (Note 37)	12,066	(146,409)	116,863	58,596
Net gain on available-for-sale financial assets (Note 38)	88,387	104,172	19,596	28,883
Impairment losses due to credit loss (Notes 39 and 45)	(204,486)	(283,763)	(250,534)	(430,744)
General and administrative expenses (Notes 40 and 45)	(784,157)	(1,538,427)	(872,109)	(1,644,552)
Other net operating income (expenses) (Notes 40 and 45)	(77,267)	201,190	(155,416)	(140,243)

Operating income	604,484	1,484,228	392,849	949,103
Share of losses of joint ventures and associates (Note 13)	(14,863)	(64,278)	(11,594)	(11,644)
Net other non-operating income (loss)	11,697	9,998	(35,495)	(26,338)

Non-operating loss (Note 41)	(3,166)	(54,280)	(47,089)	(37,982)

Net income before income tax expense	601,318	1,429,948	345,760	911,121
Income tax expense (Note 42)	135,034	320,933	34,477	153,334

Net income
(Net income after the provision of regulatory reserve for credit loss for the six months ended June 30, 2017 and 2016 are 1,059,054 million Won and 744,961 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three months ended June 30, 2017 and 2016 are 417,872 million Won and 316,489 million Won, respectively) (Note 32)	466,284	1,109,015	311,283	757,787

Remeasurement gain (loss) related to defined benefit plan	16,840	(9,677)	(11,504)	(44,667)

Items that will not be reclassified to profit or loss	16,840	(9,677)	(11,504)	(44,667)
Gain (loss) on available-for-sale financial assets	(41,680)	(28,706)	(17,811)	80,223
Share of other comprehensive gain (loss) of joint ventures and associates	(197)	1,507	3,145	(233)
Gain (loss) on foreign currency translation for foreign operations	31,450	(69,010)	8,768	(2,649)
Gain (loss) on valuation of cash flow hedge	(673)	(1,526)	253	10,371

Items that may be reclassified to profit or loss	(11,100)	(97,735)	(5,645)	87,712
Other comprehensive income (loss), net of tax	5,740	(107,412)	(17,149)	43,045

Total comprehensive income	472,024	1,001,603	294,134	800,832

Net income attributable to:
Net income attributable to owners	460,888	1,098,361	306,974	750,266
Net income attributable to non-controlling interests	5,396	10,654	4,309	7,521
Total comprehensive income attributable to:
Comprehensive income attributable to owners	464,129	995,742	287,740	788,668
Comprehensive income attributable to non-controlling interests	7,895	5,861	6,394	12,164
Basic and diluted earnings per share (In Korean Won) (Note 43)	623	1,497	382	966

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	Capital Stock	Hybrid securities	Capital surplus	Other Equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2016	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915
Net income	—	—	—	—	750,266	750,266	7,521	757,787
Dividends to common stocks	—	—	—	—	(168,317)	(168,317)	(1,265)	(169,582)
Gain on valuation of available-for-sale financial assets	—	—	—	79,651	—	79,651	572	80,223
Changes in equity of joint ventures and associates	—	—	—	(233)	—	(233)	—	(233)
Gain (loss) on foreign currency translation of foreign operations	—	—	—	(6,723)	—	(6,723)	4,074	(2,649)
Gain on valuation of cash flow hedge	—	—	—	10,371	—	10,371	—	10,371
Remeasurement loss related to defined benefit plan	—	—	—	(44,664)	—	(44,664)	(3)	(44,667)
Dividends to hybrid securities	—	—	—	—	(100,236)	(100,236)	—	(100,236)

June 30, 2016	3,381,392	3,334,002	294,259	(1,508,901)	14,207,835	19,708,587	132,342	19,840,929

January 1, 2017	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953
Net income	—	—	—	—	1,098,361	1,098,361	10,654	1,109,015
Dividends to common stocks	—	—	—	—	(269,308)	(269,308)	(1,534)	(270,842)
Capital increase of subsidiaries	—	—	(257)	—	—	(257)	—	(257)
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	(29,033)	—	(29,033)	327	(28,706)
Changes in equity of joint ventures and associates	—	—	—	1,507	—	1,507	—	1,507
Loss on foreign currency translation of foreign operations	—	—	—	(63,944)	—	(63,944)	(5,066)	(69,010)
Loss on valuation of cash flow hedge	—	—	—	(1,526)	—	(1,526)	—	(1,526)
Remeasurement loss related to defined benefit plan	—	—	—	(9,622)	—	(9,622)	(55)	(9,677)
Dividends to hybrid securities	—	—	—	—	(90,823)	(90,823)	—	(90,823)
Issuance of hybrid securities	—	559,565	—	—	—	559,565	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)	—	(1,324,731)

June 30, 2017	3,381,392	3,017,888	286,074	(1,778,801)	15,349,796	20,256,349	164,119	20,420,468

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	For the six months ended June 30
	2017	2016
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,109,015	757,787
Adjustments:
Income tax expense	320,933	153,334
Interest income	(4,189,584)	(4,293,562)
Interest expense	1,639,264	1,804,804
Dividend income	(59,445)	(120,399)

	(2,288,832)	(2,455,823)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	283,763	430,744
Share of losses of investments in joint ventures and associates	67,594	19,916
Loss on transaction of derivatives / valuation of derivatives (hedging)	31,131	19,014
Loss on fair value hedged items	15,846	118,700
Provision for guarantee and loan commitment and others	35,665	12,209
Retirement benefits	71,902	75,822
Depreciation and amortization of premises and equipment, intangible assets and investment properties	121,361	131,451
Loss on disposal of investments in joint ventures and associates	27,730	15,060
Loss on disposal of premises and equipment and other assets	608	5,887
Impairment loss on premises and equipment and other assets	160	343

	655,760	829,146

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	7,859	198,962
Gain on available-for-sale financial assets	104,172	28,883
Gain on valuation of investments in subsidiaries and associates	3,316	8,272
Gain on transaction / valuation of derivative instruments (hedging)	11,656	111,505
Gain on fair value hedged items	11,860	18,113
Reversal of provisions and others	1,285	619
Gain on disposal of investments in joint ventures and associates	32,886	1,199
Gain on disposal of premises and equipment and other assets	1,675	347
Reversal of impairment loss on premises and equipment and other assets	32	2,585

	174,741	370,485

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(187,086)	28,810
Loans and receivables	(7,908,486)	(16,208,315)
Other assets	(995)	(81,412)
Deposits due to customers	5,182,735	9,351,825
Provision for guarantee and loan commitment and others	(98,114)	(49,221)
Net defined benefit liability	(19,799)	(192,222)
Other financial liabilities	2,790,480	6,502,752
Other liabilities	(29,837)	2,090

	(271,102)	(645,693)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016 (CONTINUED)

	For the six months ended June 30
	2017	2016
	(Korean Won in millions)
Cash received from (paid for) operating activities:
Interest income received	4,281,385	4,293,461
Interest expense paid	(1,749,917)	(1,821,466)
Dividends received	62,014	120,716
Income tax paid	(236,246)	(153,852)

Net cash provided by operating activities	1,387,336	553,791

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	13,312,489	9,918,185
Redemption of held-to-maturity financial assets	4,665,209	3,863,816
Decrease in investments in joint ventures and associates	62,974	51,355
Disposal of Investment Properties	162	—
Disposal of premises and equipment	1,042	1
Disposal of intangible assets	933	2,869
Disposal of assets held for sale	6,488	8,082

	18,049,297	13,844,308

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	11,268,756	12,020,787
Acquisition of held-to-maturity financial assets	5,945,147	4,084,288
Increase in investments in joint ventures and associates	13,485	800
Acquisition of investment properties	1,221	3,133
Acquisition of premises and equipment	68,596	47,473
Acquisition of intangible assets	97,977	50,228

	17,395,182	16,206,709

Net cash provided by (used in) investing activities	654,115	(2,362,401)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	4,349,952	4,698,171
Issuance of debentures	10,299,507	9,185,999
Issuance of hybrid securities	559,565	—

	15,209,024	13,884,170

Cash out-flows from financing activities:
Repayment of borrowings	7,432,992	5,389,067
Repayment of debentures	8,223,263	7,586,208
Payment of dividends	269,308	168,317
Dividends paid on hybrid securities	100,627	100,583
Redemption of hybrid securities	1,323,400	—
Dividends paid on non-controlling interests	1,534	1,265

	17,351,124	13,245,440

Net cash provided by (used in) financing activities	(2,142,100)	638,730

Net decrease in cash and cash equivalents	(100,649)	(1,169,880)
Cash and cash equivalents, beginning of the period	7,591,324	6,644,055
Effects of exchange rate changes on cash and cash equivalents	(113,551)	(101,082)

Cash and cash equivalents, end of the period (Note 6)	7,377,124	5,373,093

See accompanying notes

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND FOR THE THREE MONTHS AND THE SIX MONTHS ENDED

JUNE 30, 2017 AND 2016

1.	GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign currencies exchange business with approval from The Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement dated July 28, 2014, by and between Woori Finance Holdings Co., Ltd. and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of June 30, 2017, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the three months ended June 30, 2017, KDIC sold additional 30 million shares. As of June 30, 2017 and December 31, 2016, KDIC held 128 million shares and 158 million shares (18.96% and 23.37% ownership interest) respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 887 branches and offices in Korea, and 22 branches and offices overseas as of June 30, 2017.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of
Subsidiaries	Main business	June 30, 2017	December 31, 2016
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	June 30
Woori Private Equity Asset Management Co., Ltd.,	Finance	100.0	100.0	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	June 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Investment Bank Co., Ltd.	Other credit finance business	58.2	58.2	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	June 30
Woori America Bank	Finance	100.0	100.0	U.S.A	June 30
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	June 30

		Percentage of ownership (%)		Location	Financial statements as of
Subsidiaries	Main business	June 30, 2017	December 31, 2016
Woori Bank (China) Limited	Finance	100.0	100.0	China	June 30
AO Woori Bank	”	100.0	100.0	Russia	June 30
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0	Indonesia	June 30
Woori Brazil Bank	”	100.0	100.0	Brazil	June 30
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	June 30
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	June 30
Woori Finance Cambodia	”	100.0	100.0	Cambodia	June 30
Woori Finance Myanmar	”	100.0	100.0	Myanmar	June 30
Wealth Development Bank	”	51.0	51.0	Philippines	June 30
Woori Bank Vietnam Limited	”	100.0	100.0	Vietnam	June 30
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	June 30
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	June 30
An-Dong Raja First Co., Ltd. (*5)	”	—	0.0	Korea	June 30
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	June 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	June 30
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	June 30
Woori Poongsan Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	June 30
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	June 30
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Electric Cable First Co., Ltd (*1)	”	0.0	0.0	Korea	June 30
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori HJ First Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori WEBST 1st Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Wibihansoop 1st Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Uri QS 1st Co., Ltd (*1)	”	0.0	—	Korea	June 30
Samsung Plus Private Equity Investment Trust 36th and 23 beneficiary certificates for the rest (*2)	Securities investment and others	—	—	Korea	June 30
Principle Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	June 30
Principle and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	June 30
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Woori Private Equity Fund (*4)	Other financial business	31.9	31.9	Korea	June 30
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0	Korea	June 30
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	June 30
Seari First Securitization Specialty Co., Ltd. (*1)	”	5.0	—	Korea	June 30
Namjong 1st Securitization Specialty Co., Ltd. (*1)	”	5.0	—	Korea	June 30
Woori Card Co., Ltd.
TUTU Finance-WCI Myanmar Co.,Ltd	Finance	100.0	100.0	Myanmar	June 30
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*1)	Asset securitization	0.0	—	Korea	June 30

(*1)	The entity was a structured entity for the purpose of asset securitization and was in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) had the power over the investee, 2) was exposed, or had rights, to variable returns from its involvement with the investee, and 3) had the ability to use its power to affect its returns.
(*2)	The entity was a structured entity for the purpose of investment in securities and was in scope for consolidation, considering that the Group 1) had the power over the investee, 2) was exposed, or has rights, to variable returns from its involvement with the investee, and 3) had the ability to use its power to affect its returns.
(*3)	The entity was a money trust under the Financial Investment Services and Capital Markets Act and was in scope for consolidation. Although the Group was not a majority shareholder, the Group 1) had the power over the investee, 2) was exposed, or had rights, to variable returns from its involvement with the investee, and 3) had the ability to use its power to affect its returns.
(*4)	Due to return of capital invested occurred during the six months ended June 30, 2017, both capital stock and the number of shares became nil. Residual net assets will be distributed in proportion to ownership interests.
(*5)	Due to liquidation for the six months ended as of June 30, 2017, the entity was excluded from the scope for consolidation.

(3)	As of June 30, 2017, and December 31, 2016, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of June 30, 2017
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

	As of December 31, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
Kiwoom Frontier Professional Investment Private Fund 6(Bond) (*)	Korea	Securities Investment	50.0

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information was prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the six months ended June 30, 2017
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	107,878	71,169	120,932	1,201	1,201
Woori Private Equity Asset Management Co., Ltd.	39,627	1,114	295	(5,551)	(5,581)
Woori Finance Research Institute Co., Ltd.	4,359	624	2,840	366	358
Woori Card Co., Ltd.	8,050,927	6,463,953	861,379	61,864	62,008
Woori Investment Bank Co., Ltd.	1,637,534	1,452,659	104,593	12,119	12,814
Woori Credit Information Co., Ltd.	31,436	4,516	15,153	548	548
Woori America Bank	1,924,805	1,716,542	40,442	7,173	(4,523)
Woori Global Markets Asia Limited	275,270	157,145	3,970	811	(6,303)
Woori Bank (China) Limited	5,004,878	4,497,985	167,916	5,949	(10,312)
AO Woori Bank	208,891	157,486	7,976	2,214	19

	As of and for the six months ended June 30, 2017
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
PT Bank Woori Saudara Indonesia 1906 Tbk	2,095,286	1,703,599	99,016	19,431	800
Woori Brazil Bank	183,329	149,437	11,137	1,257	(1,294)
Korea BTL Infrastructure Fund	786,584	300	15,257	13,415	13,415
Woori Fund Service Co., Ltd.	11,743	937	4,410	792	792
Woori Finance Cambodia	42,841	23,657	2,569	571	279
Woori Finance Myanmar	18,198	5,098	860	144	186
Wealth Development Bank	181,254	145,369	6,681	1,051	552
Woori Bank Vietnam Limited	593,941	440,594	15,563	3,388	(5,598)
Money trust under the FISCM Act(*)	1,552,996	1,523,843	20,893	(177)	(177)
Structured entity for the securitization of financial assets	591,463	1,000,954	10,436	742	(740)
Structured entity for the investments in securities	2,228,682	514,843	38,156	14,752	3,387

(*)	FISCM Act: Financial Investment Services and Capital Markets Act

	As of and for the year ended December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	141,329	105,821	244,783	1,048	1,432
Woori Private Equity Asset Management Co., Ltd.	97,338	53,244	2,154	312	219
Woori Finance Research Institute Co., Ltd.	3,710	334	4,445	108	100
Woori Card Co., Ltd.	7,606,108	6,180,893	1,555,373	109,393	116,381
Woori Investment Bank Co., Ltd.	1,576,627	1,404,566	178,572	23,872	23,897
Woori Credit Information	31,292	4,416	27,884	543	618
Woori America Bank	2,186,049	1,973,263	73,909	15,266	20,899
Woori Global Markets Asia Limited	272,008	147,581	7,255	1,863	5,582
Woori Bank (China) Limited	4,984,017	4,466,812	475,174	32,025	11,505
AO Woori Bank	239,860	188,474	16,221	5,650	15,553
PT Bank Woori Saudara Indonesia 1906 Tbk	2,089,822	1,693,111	179,014	24,573	48,542
Woori Brazil Bank	241,229	206,043	17,059	2,786	9,600
Korea BTL Infrastructure Fund	784,770	299	33,476	29,617	29,617
Woori Fund Service Co., Ltd.	11,386	1,372	7,787	1,011	1,011
Woori Finance Cambodia	32,405	24,751	4,545	1,250	1,494
Woori Finance Myanmar	4,305	2,651	380	(613)	(569)
Wealth Development Bank	209,779	174,446	12,519	1,248	1,876
Woori Bank Vietnam Limited	159,223	278	—	(346)	3,545
Money trust under the Trust Business Act	1,525,145	1,495,815	55,540	697	697
Structured entity for the securitization of financial assets	487,431	895,824	29,480	6,912	7,138
Structured entity for the investments in securities	4,397,163	1,898,977	137,896	56,605	61,535

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for the securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of the jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Bank.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest income related to the commitment or guarantees. Therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest income on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of June 30, 2017 and December 31, 2016 are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	7,177,502	62,945,606	8,093,819
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,515,343	2,414,906	1,247,303
Loans and receivables	42,905	2,125,426	—
Financial assets at fair value through profit or loss	—	174,805	13,203
Available-for-sale financial assets	1,152,928	109,317	1,192,955
Held-to-maturity financial assets	2,319,279	—	—
Investments in joint ventures and associates	—	—	41,145
Derivative assets	231	5,358	—

	June 30, 2017
	Asset securitization vehicle	Structured finance	Investment funds
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,407	1,327	—
Derivative liabilities	254	412	—
Other liabilities (including provisions)	1,153	915	—
The maximum exposure to risks	4,284,886	3,306,334	1,247,303
Investments	3,515,343	2,414,906	1,247,303
Purchase agreements	6,000	—	—
Credit facilities	763,543	891,428	—
Loss recognized on unconsolidated structured entities	302	5,967	1,893

	December 31, 2016
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,426,713	61,324,862	9,131,362
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,361,910	2,790,215	1,749,494
Loans and receivables	65,470	2,414,044	—
Financial assets at fair value through profit or loss	—	254,150	—
Available-for-sale financial assets	1,216,446	115,843	1,664,865
Held-to-maturity financial assets	2,079,648	—	—
Investments in joint ventures and associates	—	—	84,629
Derivative assets	346	6,178	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,363	1,224	—
Derivative liabilities	201	362	—
Other liabilities (including provisions)	1,162	862	—
The maximum exposure to risks	4,263,993	3,802,210	1,749,494
Investments	3,361,910	2,790,215	1,749,494
Purchase agreements	28,000	—	—
Credit facilities	834,083	970,195	—
Other commitments	40,000	41,800	—
Loss recognized on unconsolidated structured entities	6,353	71,185	683

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2017	December 31, 2016
Woori Investment Bank	79,350	73,986
PT Bank Woori Saudara Indonesia 1906 Tbk	68,946	70,249
Wealth Development Bank	17,584	16,983

2)	Net income attributable to non-controlling interests

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Woori Investment Bank	5,072	4,806
PT Bank Woori Saudara Indonesia 1906 Tbk	5,048	2,692
Wealth Development Bank	515	—

3)	Dividends to non-controlling interests

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
PT Bank Woori Saudara Indonesia 1906 Tbk	1,513	1,242

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Group’s consolidated financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting. It is necessary to use the annual financial statements for the year ended December 31, 2016 for understanding of the accompanying interim financial statements.

The significant accounting policies that have been applied for the preparation of the consolidated financial statements as of and for the six months ended June 30, 2017 are described below, and the significant accounting policies are the same as the accounting policies applied for the preparation of the previous year’s consolidated financial statements, except the impacts from the adoptions of accounting standards or interpretations which are explained below.

(1)	The Group has newly adopted the following amendment to K-IFRS that affected the Group’s accounting policies.

Amendments to K-IFRS 1007 – Statement of Cash Flows

The amendments require that changes in liabilities arising from financial activities are disclosed. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1012 – Income Taxes

The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Group assesses whether there will be sufficient taxable profit, the Group should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

(2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Enactments to K-IFRS 1109 – Financial Instruments

The enactments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. K-IFRS 1109 – Financial Instruments which was enacted on September 25, 2015will be applied for annual periods beginning on or after 1 January 2018 or may be applied earlier. This standard will supersede K-IFRS 1039- Recognition and Measurement of Financial Instruments. By the way, the Group will apply K-IFRS 1109 for annual periods beginning on or after 1 January 2018.

In addition, K-IFRS 1109 includes certain exceptions to the classification and measurement of financial assets and the retroactive restatement for classification and measurement of financial assets, impairment of financial assets; and hedge accounting.

The Group evaluated the potential effect to the financial statement as of December 31, 2016 based on the present situation as of June 30, 2017 and the available information for evaluating the financial effect by initial adoption of K-IFRS 1109 preliminarily. The effect to the financial statement for the initial adopted fiscal year depends on not only the selection and decision of the accounting policies by this standard but also the financial instrument which the Group holds for the period and economic situation and so on.

Meanwhile, the typical financial impacts per each major requirements under the Standard that are expected to be applicable are as follows:

Phase 1: Classification and measurement of financial assets and financial liabilities

All recognized financial assets that are currently within the scope of K-IFRS 1109 will be subsequently measured either at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL) under K-IFRS 1109 based on the business model and the nature of the contractual cash flows. And if the hybrid contracts contains the financial assets as the host contract, embedded derivative will not be separated, they will be classified as a whole. Specifically:

The business model
The nature of contractual cash flows	Objective is to collect the contractual cash flows	Objective is achieved both by collecting the contractual cash flows and selling financial assets	Objective is to sell financial assets and so on
Contractual cash flows that are solely payment of principal and interest	Measured at amortized cost(*1)	Measure at FVOCI(*1)	Measure at FVTPL

Other than the above	Measure at FVTPL(*2)	Measure at FVTPL(*2)	Measure at FVTPL(*2)

(*1)	For eliminating or reducing accounting discrepancies, an irrevocable election can be made at initial recognition to measure the investment at FVTPL.
(*2)	For the equity securities which are traded for the purpose other than short-term trading, an irrevocable election can be made at initial recognition to measure the investment at FVOCI.

Under K-IFRS 1109, as it is more strictly required to classify to the financial assets measured at amortized cost or fair value through OCI compared to under current K-IFRS 1039, when adopting the K-IFRS 1109, the volatility of net income can be expanded by the increasing portion of the financial asset measured at FVTPL. In accordance with K-IFRS 1109, the debt instruments only which occur the cash flow that is compose of solely the principal and the interest on the remaining principal at specified dates by the contract, whose purpose is to receive the cash flow under the contract can be measured at amortized cost. In accordance with K-IFRS 1039, the Group shall measure loans and receivables amounting to 258,392,633 million Won and held-to-maturity financial assets amounting to 13,910,251 million Won as of December 31, 2016 as amortized cost, and among theses, 21,305 million Won of debt instruments, whose host contracts are debt securities and which separated the embedded derivatives from the hybrid contracts is included.

Based on the result of the preliminary effect evaluation, if K-IFRS 1109 adopt to the above financial assets as of December 31, 2016, as they almost occur the cash flow that is compose of solely the principal and the interest on the remaining principal at specified dates by the contract, whose purpose is to receive the cash flow under the contract, so they can be measure at amortized cost and there is no material effect to the financial statement. However, for debt securities as the host contract of hybrid contract amounting to 21,305 million Won, as the cash flow under the contract is not composed of solely the principal and the interest on the remaining principal, it will be classified to the financial asset measured at FVTPL.

In accordance with K-IFRS 1109, the debt instruments only which occur the cash flow that is composed of solely the principal and the interest on the remaining principal at specified dates by the contract, whose purpose is to receive the cash flow under the contract and sell itself can be measure at FVOCI. In accordance with K-IFRS 1039, the Group hold debt instruments as available-for-sale assets amounting to 16,541,888 million Won as of December 31, 2016.

Based on the result of the preliminary effect evaluation, if K-IFRS 1109 adopt to the above AFS financial assets as of December 31, 2016, they almost can be classified to financial asset measured at FVOCI. However, for beneficiary certificates amounting to 2,822,082 million Won, other equity investment amounting to 262,175 million Won and debt securities amounting to 111,706 million Won, as the cash flows of those are not composed of solely the principal and the interest on the remaining principal, they may be classified to financial assets measured at FVTPL. As a result, the volatility of net income can be expanded.

In accordance with K-IFRS 1109, an entity may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income, and the amounts should not be recycled to profit or loss. In accordance with K-IFRS 1039, the Group holds equity investments that are classified as available-for-sale financial assets amounting to 1,161,375 million Won as of December 31, 2016.

The Group are reviewing the designation of the financial asset measured at FVOCI among the available for sale equity securities.

One major change from K-IFRS 1039 relates to the presentation of changes in the fair value of a financial liability designated as at FVTPL attributable to changes in the credit risk of that liability. Under K-IFRS 1109, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. In accordance with K-IFRS 1039, the Group holds financial liabilities designated as at FVTPL 766,880 million Won as of December 31, 2016.

Based on the result of the preliminary effect evaluation, the variance amount due to the effect of accumulated credit risk variance among the total variance of financial liabilities designated as at FVPTL is 15,790 million Won.

Phase 2: Impairment methodology

The impairment model under K-IFRS 1109 reflects expected credit losses. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

In accordance with K-IFRS 1109, the allowance for doubtful receivables is measured at the amount equivalent to the expected 12-month credit loss or the lifetime expected credit loss, depending on the degree of deterioration of the credit risk after the initial recognition of the financial asset. As a result, the credit loss can be earlier than under occurred loss model of current K-IFRS 1039.

	Stage 1	Stage 2	Stage 3
Stage	In case the exposure’s credit risk has not increased significantly since initial recognition(*)	In case the exposure has suffered a significant increase in credit risk	In case the exposure meets the accounting definition of credit impaired

Allowance recognition	The Group recognizes only 12-month expected credit losses as a loss allowance	The Group recognizes a loss allowance equal to lifetime expected credit losses

(*)	It can be considered that the credit risk dose not increase significantly when the credit risk is low at the year-end.

Meanwhile, K-IFRS 1109 requires that, an entity shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

Based on the result of the preliminary effect evaluation, the allowance for credit losses amounting to 2,353,122 as of December 31, 2016 will increase by 11% approximately. However, there will be no material change in the BIS Total Equity ratio compared to 15.29% as of December 31, 2016. The result of preliminary effect evaluation can be changed according to the additional available information for the future and the relevant decision making.

Phase 3: Hedge accounting

The general hedge accounting requirements of K-IFRS 1109 is relaxed compared to under hedge accounting mechanisms in K-IFRS 1039. Greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and hedged items that are eligible for hedge accounting. In addition, the quantitative criteria (80~125%) for the highly hedge effectiveness is abolished and retrospective assessment of hedge effectiveness is no longer required. So it enable the company to focus on the risk management activities.

Enactments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

Enactments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

The amendments clarify that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The amendments are effective for annual periods beginning on or after 1 January 2018.

Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture in accordance with K-IFRS 1028, an investor, such as venture capital investment vehicle, may apply fair value measurement selectively to each of its associate or joint venture, as well as certain amendments for K-IFRS 1101. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Group is in the process of evaluating the impact on the consolidated financial statements upon the adoption of amendments of K-IFRSs that have been issued but are not yet effective.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2016.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Loans and receivables:
Korean treasury and government agencies	12,654,438	16,058,305
Banks	26,983,344	20,242,260
Corporates	89,208,930	88,985,566
Consumers	136,301,912	133,106,502

Sub-total	265,148,624	258,392,633

Financial assets at fair value through profit or loss (“FVTPL”):
Gold banking assets	31,169	26,180
Debt securities held for trading	2,809,780	2,644,916
Financial assets designated at FVTPL	6,539	4,348
Derivative assets for trading	1,644,068	2,898,295

Sub-total	4,491,556	5,573,739

Available-for-sale (“AFS”) debt securities	15,123,734	16,541,888
Held-to-maturity (“HTM”) securities	15,144,766	13,910,251
Derivative assets for hedging	140,176	140,577
Off-balance accounts:
Guarantees	13,160,410	14,761,784
Loan commitments	81,601,017	83,795,496

Sub-total	94,761,427	98,557,280

Total	394,810,283	393,116,368

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2017
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and receivables	249,567,066	4,403,226	2,684,388	1,057,722	315,158	7,121,064	265,148,624
Financial assets at FVTPL	4,309,559	1,156	—	136,922	—	43,919	4,491,556
AFS debt securities	14,555,949	—	97,613	—	—	470,172	15,123,734
HTM securities	15,026,481	—	53,236	—	—	65,049	15,144,766
Derivative assets	70,495	—	—	69,648	33	—	140,176
Off-balance accounts	92,668,381	784,103	114,222	80,312	36,582	1,077,827	94,761,427

Total	376,197,931	5,188,485	2,949,459	1,344,604	351,773	8,778,031	394,810,283

	December 31, 2016
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and receivables	241,380,250	4,286,018	2,792,088	895,874	323,470	8,714,933	258,392,633
Financial assets at FVTPL	5,205,849	6,525	—	261,547	81	99,737	5,573,739
AFS debt securities	16,155,290	13,845	137,861	—	—	234,892	16,541,888
HTM securities	13,758,863	—	20,336	—	—	131,052	13,910,251
Derivative assets	74,166	—	—	66,342	—	69	140,577
Off-balance accounts	96,245,092	737,513	103,130	80,831	23,250	1,367,464	98,557,280

Total	372,819,510	5,043,901	3,053,415	1,304,594	346,801	10,548,147	393,116,368

(*)	Others consist of financial assets in Indonesia, Vietnam, Panama, European countries and others.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	June 30, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,324,552	34,668,461	41,409,536	3,853,079	128,752,554	10,140,442	265,148,624
Financial assets at FVTPL	70,056	109,773	3,360,962	17,366	3,066	930,333	4,491,556
AFS debt securities	895,946	35,749	7,652,764	103,361	—	6,435,914	15,123,734
HTM securities	1,142,854	—	9,680,637	242,968	—	4,078,307	15,144,766
Derivative assets	—	—	140,176	—	—	—	140,176
Off-balance accounts	17,715,516	23,225,989	9,473,004	3,798,431	35,517,442	5,031,045	94,761,427

Total	66,148,924	58,039,972	71,717,079	8,015,205	164,273,062	26,616,041	394,810,283

	December 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,040,278	35,652,974	37,711,983	3,789,670	125,558,637	9,639,091	258,392,633
Financial assets at FVTPL	77,198	360,881	4,093,567	24,140	993	1,016,960	5,573,739
AFS debt securities	1,092,279	57,781	9,568,151	63,166	—	5,760,511	16,541,888
HTM securities	1,673,971	—	8,290,451	251,599	—	3,694,230	13,910,251
Derivative assets	—	—	140,577	—	—	—	140,577
Off-balance accounts	18,423,611	26,878,320	9,927,574	4,621,971	33,603,651	5,102,153	98,557,280

Total	67,307,337	62,949,956	69,732,303	8,750,546	159,163,281	25,212,945	393,116,368

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition is as follows (Unit: Korean Won in millions):

	June 30, 2017
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	12,657,346	27,001,307	49,843,626	32,633,174	6,250,349	88,727,149	135,376,614	263,762,416
Loans and receivables overdue but not impaired	339	—	61,757	42,780	—	104,537	791,637	896,513
Impaired loans and receivables	—	—	1,187,525	352,363	140,846	1,680,734	536,133	2,216,867

Gross loans and receivables	12,,657,685	27,001,307	51,092,908	33,028,317	6,391,195	90,512,420	136,704,384	266,875,796

Allowance for credit losses	3,247	17,963	891,356	370,916	41,218	1,303,490	402,472	1,727,172

Total, net	12,654,438	26,983,344	50,201,552	32,657,401	6,349,977	89,208,930	136,301,912	265,148,624

	December 31, 2016
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	16,062,399	20,258,860	49,815,352	31,520,617	7,142,440	88,478,409	132,195,005	256,994,673
Loans and receivables overdue but not impaired	—	—	48,294	57,245	—	105,539	765,829	871,368
Impaired loans and receivables	—	—	1,404,568	429,955	208,372	2,042,895	510,793	2,553,688

Gross loans and receivables	16,062,399	20,258,860	51,268,214	32,007,817	7,350,812	90,626,843	133,471,627	260,419,729

Allowance for credit losses	4,094	16,600	1,156,000	424,142	61,135	1,641,277	365,125	2,027,096

Total, net	16,058,305	20,242,260	50,112,214	31,583,675	7,289,677	88,985,566	133,106,502	258,392,633

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	June 30, 2017
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	12,654,075	26,983,344	42,088,774	20,857,697	5,226,763	68,173,234	131,870,084	239,680,737
Lower grade (*2)	24	—	7,407,841	11,582,548	994,105	19,984,494	3,358,233	23,342,751

Total	12,654,099	26,983,344	49,496,615	32,440,245	6,220,868	88,157,728	135,228,317	263,023,488

Value of collateral(*3)	—	416,873	19,138,772	26,256,124	3,257,476	48,652,372	111,872,000	160,941,245

	December 31, 2016
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Upper grade (*1)	16,058,288	20,242,260	41,461,420	18,755,963	5,337,033	65,554,416	128,374,017	230,228,981
Lower grade (*2)	17	—	7,941,871	12,550,282	1,763,658	22,255,811	3,680,920	25,936,748

Total	16,058,305	20,242,260	49,403,291	31,306,245	7,100,691	87,810,227	132,054,937	256,165,729

Value of collateral(*3)	—	358,456	18,003,674	25,493,006	3,996,162	47,492,842	111,054,910	158,906,208

(*1)	AAA~BBB for corporates, and 1~6 level for consumers
(*2)	BBB- ~C for corporates, and 7~10 level for consumers
(*3)	The value of collateral held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 738,928 million Won and 828,944 million Won as of June 30, 2017 and as of December 31, 2016, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	June 30, 2017
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	339	—	43,678	30,007	—	73,685	617,611	691,635
30~59 days	—	—	4,482	6,948	—	11,430	86,620	98,050
60~89 days	—	—	8,721	2,580	—	11,301	44,025	55,326

Total	339	—	56,881	39,535	—	96,416	748,256	845,011

Value of collateral (*)	—	—	7,782	27,518	—	35,300	559,652	594,952

	December 31, 2016
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	—	45,255	41,329	—	86,584	584,995	671,579
30~59 days	—	—	1,553	8,933	—	10,486	90,296	100,782
60~89 days	—	—	337	2,123	—	2,460	49,151	51,611

Total	—	—	47,145	52,385	—	99,530	724,442	823,972

Value of collateral (*)	—	—	7,021	45,304	—	52,325	546,164	598,489

(*)	The value of collateral held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 51,502 million Won and 47,396 million Won as of June 30, 2017 and December 31, 2016, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	648,056	177,621	129,109	954,786	325,339	1,280,125
Value of collateral (*)	—	—	534,481	199,004	42,761	776,246	243,600	1,019,846

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	661,778	225,045	188,986	1,075,809	327,123	1,402,932
Value of collateral (*)	—	—	482,680	236,954	42,166	761,800	250,583	1,012,383

(*)	The value of collateral held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 936,742 million Won and 1,150,756 million Won as of June 30, 2017 and December 31, 2016, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	June 30, 2017
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,784,374	11,403,174	14,435,935	27,623,483
AA- ~ AA+	803,146	2,873,585	685,184	4,360,915
BBB- ~ A+	222,260	787,938	22,261	1,032,459
Below BBB-	6,539	59,037	2,386	67,962

Total	2,816,319	15,123,734	15,144,766	33,084,819

	December 31, 2016
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,658,332	12,490,934	13,342,384	27,491,650
AA- ~ AA+	720,535	3,372,310	466,401	4,559,246
BBB- ~ A+	266,049	618,736	101,466	986,251
Below BBB-	4,348	59,908	—	64,256

Total	2,649,264	16,541,888	13,910,251	33,101,403

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel within the department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions, variables, and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, and the VaR as of June 30, 2017 and December 31, 2016, respectively, are as follows (Unit: Korean Won in millions):

	As of June 30, 2017	For the six months ended June 30, 2017			As of December 31, 2016	For the year ended December 31, 2016
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,454	3,909	4,918	3,121	3,250	2,844	6,430	1,367
Stock price	2,954	3,124	4,419	1,523	4,191	3,456	5,063	2,304
Foreign currencies	5,452	4,648	5,452	4,061	4,396	4,914	7,686	3,967
Commodity price	33	47	188	8	152	113	325	21
Diversification	(5,406)	(4,546)	(5,614)	(2,805)	(5,630)	(5,355)	(10,385)	(4,034)

Total VaR	6,487	7,182	9,363	5,908	6,359	5,972	9,119	3,625

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank and consolidated trusts, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	June 30, 2017		December 31, 2016
	NII	NPV	NII	NPV
Base case	4,446,673	21,179,172	4,367,411	21,556,632
Base case (Prepay)	4,452,332	20,415,445	4,384,783	20,666,425
IR 100bp up	4,864,061	20,730,950	4,802,118	20,893,490
IR 100bp down	3,970,489	21,681,563	3,903,129	22,279,204
IR 200bp up	5,281,457	20,331,553	5,236,879	20,289,742
IR 200bp down	3,043,264	22,237,912	2,975,351	23,052,848
IR 300bp up	5,698,851	19,975,861	5,671,639	19,742,627
IR 300bp down	2,001,336	24,157,018	1,968,273	25,096,193

The interest EaR and VaR calculated based on the BIS Framework of subsidiaries other than the Bank and consolidated trusts are as follows (Unit: Korean Won in millions):

June 30, 2017		December 31, 2016
EaR	VaR	EaR	VaR
225,370	136,770	188,381	110,335

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	149,355,501	39,968,822	10,448,444	9,820,744	57,287,227	39,668,797	306,549,535
AFS financial assets	3,161,393	3,637,054	1,891,492	2,892,768	5,280,696	672,372	17,535,775
HTM financial assets	2,291,614	1,482,250	1,272,929	1,869,681	8,514,246	385,218	15,815,938

Total	154,808,508	45,088,126	13,612,865	14,583,193	71,082,169	40,726,387	339,901,248

Liability:
Deposits due to customers	96,202,309	40,528,239	28,639,228	23,643,820	37,355,584	24,958	226,394,138
Borrowings	11,013,414	651,775	686,099	385,342	2,687,313	428,381	15,852,324
Debentures	912,953	1,585,338	1,884,910	2,429,387	17,325,774	3,387,722	27,526,084

Total	108,128,676	42,765,352	31,210,237	26,458,549	57,368,671	3,841,061	269,772,546

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	148,237,350	42,032,667	8,064,502	7,757,087	55,838,192	35,245,734	297,175,532
AFS financial assets	3,165,094	2,946,992	2,854,514	2,915,226	5,029,918	713,596	17,625,340
HTM financial assets	2,770,079	1,515,213	1,246,503	1,143,170	6,853,951	892,030	14,420,946

Total	154,172,523	46,494,872	12,165,519	11,815,483	67,722,061	36,851,360	329,221,818

Liability:
Deposits due to customers	100,051,821	36,614,529	25,028,378	25,017,836	34,513,004	40,737	221,266,305
Borrowings	13,772,710	1,044,748	491,330	368,431	2,816,565	421,677	18,915,461
Debentures	2,109,235	2,077,681	860,455	1,545,943	14,613,799	4,143,773	25,350,886

Total	115,933,766	39,736,958	26,380,163	26,932,210	51,943,368	4,606,187	265,532,652

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	June 30, 2017
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	24,062	27,420,596	147,944	1,505,401	25,851	4,337,547	1,527	1,990,673	3,742,654	38,996,871
Financial assets at FVTPL	37	42,056	39	398	—	—	44	57,341	52,223	152,018
AFS financial assets	1,374	1,566,165	—	—	—	—	—	586	243,740	1,810,491
HTM financial assets	95	108,829	—	—	—	—	—	—	64,308	173,137

Total	25,568	29,137,646	147,983	1,505,799	25,851	4,337,547	1,571	2,048,600	4,102,925	41,132,517

	June 30, 2017
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	54	61,677	130	1,323	—	—	104	135,955	133,954	332,909
Deposits due to customers	10,878	12,396,481	153,066	1,557,527	22,178	3,721,286	631	822,348	2,145,895	20,643,537
Borrowings	6,715	7,657,836	3,845	39,130	833	139,711	231	301,799	155,939	8,294,415
Debentures	3,292	3,751,346	—	—	700	117,453	—	—	226,770	4,095,569
Other financial liabilities	4,150	4,729,604	53,132	540,648	6,049	1,014,909	312	406,868	727,169	7,419,198

Total	25,089	28,596,944	210,173	2,138,628	29,760	4,993,359	1,278	1,666,970	3,389,727	40,785,628

Off-balance accounts	7,868	8,966,835	31,874	324,345	1,071	179,681	317	413,908	485,638	10,370,407

	December 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,868	27,635,970	108,944	1,129,539	23,194	4,018,678	1,548	1,962,856	4,382,990	39,130,033
Financial assets at FVTPL	66	79,386	57	589	—	—	30	37,562	34,124	151,661
AFS financial assets	898	1,085,108	—	—	80	13,844	—	570	144,799	1,244,321
HTM financial assets	17	20,517	—	—	—	—	—	—	143,535	164,052

Total	23,849	28,820,981	109,001	1,130,128	23,274	4,032,522	1,578	2,000,988	4,705,448	40,690,067

	December 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	75	90,908	253	2,621	—	—	88	111,098	115,980	320,607
Deposits due to customers	11,294	13,648,729	124,790	1,293,835	18,950	3,283,291	651	825,165	2,402,076	21,453,096
Borrowings	7,193	8,692,792	3,243	33,625	—	—	222	280,894	115,332	9,122,643
Debentures	2,931	3,541,769	—	—	700	121,282	—	—	228,720	3,891,771
Other financial liabilities	2,235	2,700,703	12,390	128,464	1,508	261,278	245	310,396	846,990	4,247,831

Total	23,728	28,674,901	140,676	1,458,545	21,158	3,665,851	1,206	1,527,553	3,709,098	39,035,948

Off-balance accounts	8,593	10,384,163	28,675	297,304	1,061	183,883	374	473,845	312,187	11,651,382

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	534,702	599	1,106	167,087	192	—	703,686
Deposits due to customers	133,623,445	32,545,247	24,614,630	28,330,544	7,775,596	2,832,997	229,722,459
Borrowings	6,297,696	2,073,546	1,690,211	1,134,740	4,335,285	428,241	15,959,719
Debentures	913,180	1,585,368	1,884,684	2,425,226	17,325,950	3,387,807	27,522,215
Other financial liabilities	16,952,774	42,187	2,309	122,603	80,066	2,282,515	19,482,454

Total	158,321,797	36,246,947	28,192,940	32,180,200	29,517,089	8,931,560	293,390,533

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	136,835,315	28,685,473	19,254,108	30,875,962	6,284,092	2,732,019	224,666,969
Borrowings	9,146,895	2,355,336	876,836	1,486,710	4,711,273	420,720	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	163,583,751	33,147,269	20,997,114	33,882,676	25,875,498	10,021,332	287,507,640

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	534,702	599	1,106	167,087	192	—	703,686
Deposits due to customers	146,802,385	34,136,726	20,751,089	18,521,808	6,674,918	2,421,207	229,308,133
Borrowings	6,297,696	2,073,546	1,690,211	1,134,740	4,335,285	428,241	15,959,719
Debentures	913,180	1,585,368	1,884,684	2,425,226	17,325,950	3,387,807	27,522,215
Other financial liabilities	16,952,774	42,187	2,309	122,603	80,066	2,282,515	19,482,454

Total	171,500,737	37,838,426	24,329,399	22,371,464	28,416,411	8,519,770	292,976,207

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	148,089,355	30,163,971	17,600,803	20,947,335	5,128,387	2,331,993	224,261,844
Borrowings	9,146,901	2,355,332	876,835	1,486,710	4,711,273	420,719	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	174,837,797	34,625,763	19,343,808	23,954,049	24,719,793	9,621,305	287,102,515

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, as the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2017 and December 31, 2016 as follows:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2017	1,864,704	6,239	—	—	22,990	—	1,893,933
December 31, 2016	3,009,977	—	—	208	7,013	—	3,017,198

4)	Maturity analysis of off-balance accounts

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments that are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Guarantees	13,160,410	14,761,784
Loan commitments	81,601,017	83,795,496

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Bank developed advanced measurement approaches to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies Advanced Measurement Approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: 6.25% and 5.38% Common Equity Tier 1 ratio, 7.75% and 6.88% Tier 1 capital ratio, and 9.75% and 8.88% total capital ratio as of June 30, 2017 and December 31, 2016, respectively.

Provided the subsidiaries included in the scope of consolidation due to the merger with Woori Finance Holdings (i.e., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd.) are ruled out, Common Equity Tier 1 ratio, Tier 1 capital ratio and Total capital ratio as of June 30, 2017 are adjusted to 11.86%, 14.12% and 16.62%, respectively.

The details are as follows (Unit: Korean won in millions):

	June 30, 2017	December 31, 2016
Tier 1 capital	16,177,612	15,714,480
Other Tier 1 capital	3,046,056	3,275,496
Tier 2 capital	3,414,839	3,910,513

Total risk-adjusted capital	22,638,507	22,900,489

Risk-weighted assets for credit risk	135,889,833	138,018,500
Risk-weighted assets for market risk	2,610,883	2,277,809
Risk-weighted assets for operational risk	9,601,831	9,431,814

Total risk-weighted assets	148,102,547	149,728,123

Common Equity Tier 1 ratio	10.92%	10.50%

Tier 1 capital ratio	12.98%	12.68%

Total capital ratio	15.29%	15.29%

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for consumer, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Credit card: Credit card, cash service and card loan, etc. ; and

•	Headquarter and others: Segments that do not belong to above operating segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Adjustment	Total
Assets	107,802,948	103,717,080	6,061,096	12,566,223	8,050,927	83,775,115	321,973,389	(5,908,129)	316,065,260
Liabilities	73,415,093	154,137,327	50,269	11,520,839	6,463,953	50,046,525	295,634,006	10,786	295,644,792

	December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Adjustment	Total
Assets	105,931,025	104,937,198	6,337,634	8,111,230	7,606,108	82,840,235	315,763,430	(5,080,703)	310,682,727
Liabilities	62,294,922	162,937,921	55,785	7,287,850	6,180,893	51,137,220	289,894,591	242,183	290,136,774

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Adjustment	Total
Net Interest income	810,799	866,805	5,413	17,262	223,048	334,651	2,257,978	292,342	2,550,320
Interest income	1,539,729	1,456,198	72,232	8,938	288,648	668,644	4,034,389	155,195	4,189,584
Interest expense	(480,814)	(818,422)	(126)	—	(65,600)	(411,449)	(1,776,411)	137,147	(1,639,264)
Inter-segment	(248,116)	229,029	(66,693)	8,324	—	77,456	—	—	—
Net non-interest income	322,986	281,065	90,869	22,758	45,638	192,043	955,359	(367,231)	588,128
Non-interest income	424,214	333,646	212,107	4,991,598	566,107	1,129,696	7,657,368	(126,727)	7,530,641
Non-interest expense	(146,630)	(82,261)	(121,238)	(4,968,840)	(520,469)	(862,571)	(6,702,009)	(240,504)	(6,942,513)
Inter-segment	45,402	29,680	—	—	—	(75,082)	—	—	—
Other income and expense	(915,696)	(531,346)	25,615	14,414	(184,607)	(145,742)	(1,737,362)	83,142	(1,654,220)
Administrative expense	(869,732)	(402,661)	(5,696)	(7,721)	(77,909)	(298,578)	(1,662,297)	123,870	(1,538,427)
Reversal of allowance for credit loss and impairment losses due to credit loss	(45,964)	(128,685)	31,311	22,135	(106,698)	152,836	(75,065)	(40,728)	(115,793)

Operating income	218,089	616,524	121,897	54,434	84,079	380,952	1,475,975	8,253	1,484,228
Non-operating income (loss)	8,862	(3,122)	22,581	—	(2,399)	(26,180)	(258)	(54,022)	(54,280)

Net income before income tax expense	226,951	613,402	144,478	54,434	81,680	354,772	1,475,717	(45,769)	1,429,948
Income tax expense	(54,923)	(139,138)	(34,964)	(13,173)	(19,816)	(50,841)	(312,855)	(8,078)	(320,933)

Net income	172,028	474,264	109,514	41,261	61,864	303,931	1,162,862	(53,847)	1,109,015

	For the six months ended June 30, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Inter- segment transaction	Total
Net Interest income	730,180	865,252	7,118	30,068	209,246	298,198	2,140,062	348,696	2,488,758
Interest income	1,477,402	1,547,508	79,065	9,971	272,729	671,903	4,058,578	234,984	4,293,562
Interest expense	(517,960)	(915,304)	(85)	(117)	(63,483)	(421,567)	(1,918,516)	113,712	(1,804,804)
Inter-segment	(229,262)	233,048	(71,862)	20,214	—	47,862	—	—	—
Net non-interest income	271,854	273,016	72,457	9,720	47,094	173,523	847,664	(474,695)	372,969
Non-interest income	471,714	268,261	291,061	3,725,729	474,217	2,546,058	7,777,040	(91,447)	7,685,593
Non-interest expense	(213,453)	(16,616)	(218,604)	(3,716,009)	(427,123)	(2,337,571)	(6,929,376)	(383,248)	(7,312,624)
Inter-segment	13,593	21,371	—	—	—	(34,964)	—	—	—
Other income and expense	(906,599)	(703,531)	(69,239)	(14,592)	(175,413)	(136,583)	(2,005,957)	93,333	(1,912,624)
Administrative expense	(876,032)	(464,081)	(6,329)	(8,163)	(68,642)	(303,766)	(1,727,013)	82,461	(1,644,552)
Reversal of allowance for credit loss and impairment losses due to credit loss	(30,567)	(239,450)	(62,910)	(6,429)	(106,771)	167,183	(278,944)	10,872	(268,072)

Operating income	95,435	434,737	10,336	25,196	80,927	335,138	981,769	(32,666)	949,103
Non-operating income(loss)	(34,886)	(2,663)	22,977	—	(1,778)	29,696	13,346	(51,328)	(37,982)

Net income before income tax expense	60,549	432,074	33,313	25,196	79,149	364,834	995,115	(83,994)	911,121
Income tax benefit (expense)	(14,653)	(108,574)	(8,062)	(6,097)	(18,228)	1,219	(154,395)	1,061	(153,334)

Net income	45,896	323,500	25,251	19,099	60,921	366,053	840,720	(82,933)	757,787

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the six months ended June 30, 2017 and 2016 amounted to 11,185,991 million Won and 11,595,475 million Won, respectively, and revenue from the foreign customers amounted to 534,234 million Won and 383,680 million Won, respectively. Among the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of June 30, 2017 and December 31, 2016 are 3,449,341 million Won and 3,498,327 million Won, respectively, and foreign subsidiaries are 247,453 million Won and 240,946 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Cash	2,198,170	2,113,739
Foreign currencies	691,181	742,340
Demand deposits	3,679,698	4,238,956
Fixed deposits	808,075	496,289

Total	7,377,124	7,591,324

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	(28,706)	80,223
Changes in other comprehensive income (loss) of investment in associates	1,507	(233)
Changes in other comprehensive loss from overseas business translation	(69,010)	(2,649)
Changes in other comprehensive income due to valuation of cash flow hedge	(1,526)	10,371
Changes in other comprehensive loss due to remeasurement of the defined benefit plans	(9,677)	(44,667)
Changes in investments in associates due to debt-equity swap	51,405	—
Changes in investments in associates due to accounts transfer	(16,354)	(145,748)
Changes in unpaid dividends of hybrid equity securities	(9,804)	(347)

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Financial assets held for trading	4,535,391	5,633,724
Financial assets designated at FVTPL	18,984	17,000

Total	4,554,375	5,650,724

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Deposits:
Deposits indexed to gold prices	31,169	26,180
Securities:
Debt securities
Korean treasury and government agencies	518,516	519,337
Financial institutions	1,714,687	1,444,459
Corporates	576,577	681,120
Equity securities	26,686	35,983
Beneficiary certificates	23,688	23,891
Securities loaned	—	4,459

Sub-total	2,860,154	2,709,249

Derivatives assets	1,644,068	2,898,295

Total	4,535,391	5,633,724

(3)	Financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Debt securities	6,539	4,348
Equity securities	12,445	12,652

Total	18,984	17,000

8.	AVAILABLE FOR SALE FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Debt securities:
Korean treasury and government agencies	3,219,938	3,788,630
Financial institutions	5,674,015	6,314,198
Corporates	3,896,156	4,409,186
Asset-backed securities	313,636	249,203
Bonds in foreign currencies	1,784,189	1,211,864
Others	64,112	75,228

Sub-total	14,952,046	16,048,309

Equity securities	1,454,030	1,453,613
Beneficiary certificates	3,045,406	2,822,082
Securities loaned	171,688	493,579

Total	19,623,170	20,817,583

9.	HELD TO MATURITY FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Korean treasury and government agencies	3,964,762	3,754,356
Financial institutions	6,069,613	5,168,487
Corporates	4,937,254	4,823,356
Bonds in foreign currencies	173,137	164,052

Total	15,144,766	13,910,251

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Due from banks	11,331,473	14,815,476
Loans	239,772,555	235,400,585
Other receivables	14,044,596	8,176,572

Total	265,148,624	258,392,633

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	8,090,443	11,395,162
Due from depository banks	3	3
Due from non-depository institutions	5,284	9,811
Due from the Korea Exchange	573	1,625
Others	57,475	73,283
Allowance for credit losses	(1,987)	(2,798)

Sub-total	8,151,791	11,477,086

Due from banks in foreign currencies:
Due from banks on demand	856,030	877,636
Due from banks on time	1,602,383	1,684,631
Others	723,268	778,418
Allowance for credit losses	(1,999)	(2,295)

Sub-total	3,179,682	3,338,390

Total	11,331,473	14,815,476

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	June 30, 2017	Reason of restriction
Due from banks in local currency:
Due from The BOK	The BOK	8,090,443	Reserve deposits under The BOK Act
Others	The Korea Exchange and others	53,690	Central counter party KRW margin and others

	Sub-total	8,144,133

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,014,153	Reserve deposits under The BOK Act and others
Others	The People’s Bank of China and others	723,268	Reserve deposits for Capital and others

	Sub-total	1,737,421

		9,881,554

Financial institution	Counterparty	December 31, 2016	Reason of restriction
Due from banks in local currency:
Due from The BOK	The BOK	11,395,162	Reserve deposits under The BOK Act
Others	The Korea Exchange and others	70,304	Central counter party KRW margin and others

	Sub-total	11,465,466

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	854,612	Reserve deposits under The BOK Act and others
Others	The People’s Bank of China and others	778,418	Reserve deposits and others

	Sub-total	1,633,030

		13,098,496

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Loans in local currency	194,331,428	191,309,481
Loans in foreign currencies	13,743,070	14,101,839
Domestic banker’s letter of credit	2,981,980	3,754,030
Credit card accounts	6,753,101	6,673,765
Bills bought in foreign currencies	7,597,041	7,758,575
Bills bought in local currency	234,371	414,451
Factoring receivables	45,553	96,763
Advances for customers on guarantees	25,760	25,197
Privately placed bonds	330,310	328,405
Securitized loans	289,450	252,690
Call loans	3,137,783	2,985,077
Bonds purchased under resale agreements	11,102,133	8,854,753
Loan origination costs and fees	475,942	458,639
Others	393,373	251,635
Present value discount	(12,951)	(13,827)
Allowance for credit losses	(1,655,789)	(1,850,888)

Total	239,772,555	235,400,585

(5)	Details of other loan and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
CMA accounts	189,800	190,000
Receivables	11,567,108	5,417,676
Accrued income	966,278	1,080,489
Telex and telephone subscription rights and refundable deposits	998,251	1,019,577
Other debtors	390,556	639,945
Allowance for credit losses	(67,397)	(171,115)

Total	14,044,596	8,176,572

(6)	Changes in allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)
Net reversal of provision (net provision)	(65,582)	(191,263)	(91,022)	13,891	(333,976)
Recoveries of loans previously charged off	(21,659)	(55,319)	(24,808)	(3)	(101,789)
Charge-offs	67,593	220,598	104,195	51,260	443,646
Sales of loans and receivables	830	58,431	—	29,264	88,525
Unwinding effect	4,620	20,047	—	—	24,667
Others(*)	416	179,068	—	(633)	178,851

Ending balance	(177,640)	(1,267,280)	(167,007)	(115,245)	(1,727,172)

(*) Others are due to debt-equity swap, fluctuation of foreign currencies exchange rates, etc.

	For the six months ended June 30, 2016
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)
Net reversal of provision (net provision)	(43,409)	(429,470)	(96,328)	64,649	(504,558)
Recoveries of loans previously charged off	(24,388)	(130,430)	(20,604)	—	(175,422)
Charge-offs	71,614	198,049	134,184	397	404,244
Sales of loans and receivables	1,640	179,513	—	648	181,801
Unwinding effect	5,294	40,036	—	—	45,330
Others(*)	(299)	14,025	—	3,760	17,486

Ending balance	(192,981)	(1,814,471)	(128,558)	(373,166)	(2,509,176)

(*)	Others are due to debt-equity swap, fluctuation of foreign currencies exchange rates, etc.

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	31,169	—	—	31,169
Debt securities	366,641	2,443,139	—	2,809,780
Equity securities	26,686	—	—	26,686
Beneficiary certificates	—	23,688	—	23,688
Derivative assets	1,160	1,615,486	27,422	1,644,068

Sub-total	425,656	4,082,313	27,422	4,535,391

Financial assets designed at FVTPL
Debt securities	—	—	6,539	6,539
Equity securities	—	—	12,445	12,445

Sub-total	—	—	18,984	18,984

AFS financial assets
Debt securities	2,588,702	12,363,344	—	14,952,046
Equity securities	404,082	—	1,049,948	1,454,030
Beneficiary certificates	—	2,457,094	588,312	3,045,406
Securities loaned	90,325	81,363	—	171,688

Sub-total	3,083,109	14,901,801	1,638,260	19,623,170

Derivative assets	—	140,176	—	140,176

Total	3,508,765	19,124,290	1,684,666	24,317,721

Financial liabilities:
Financial liabilities held for trading
Deposits	31,184	—	—	31,184
Derivative liabilities	1,036	1,830,516	33,152	1,864,704
Securities sold	6,832	—	—	6,832

Sub-total	39,052	1,830,516	33,152	1,902,720

Financial liabilities designated at FVTPL
Equity-linked securities	—	212	522,375	522,587
Debentures	—	93,590	—	93,590

Sub-total	—	93,802	522,375	616,177

Derivative liabilities	—	29,229	—	29,229

Total	39,052	1,953,547	555,527	2,548,126

	December 31, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	26,180	—	—	26,180
Debt securities	370,636	2,274,280	—	2,644,916
Equity securities	35,983	—	—	35,983
Beneficiary certificates	—	23,891	—	23,891
Securities loaned	4,459	—	—	4,459
Derivative assets	3,233	2,871,909	23,153	2,898,295

Sub-total	440,491	5,170,080	23,153	5,633,724

Financial assets designed at FVTPL
Debt securities	—	—	4,348	4,348
Equity securities	—	—	12,652	12,652

Sub-total	—	—	17,000	17,000

AFS financial assets
Debt securities	2,288,917	13,759,392	—	16,048,309
Equity securities	428,678	—	1,024,935	1,453,613
Beneficiary certificates	—	2,291,571	530,511	2,822,082
Securities loaned	391,279	102,300	—	493,579

Sub-total	3,108,874	16,153,263	1,555,446	20,817,583

Derivative assets	—	140,478	99	140,577

Total	3,549,365	21,463,821	1,595,698	26,608,884

Financial liabilities:
Financial liabilities held for trading
Deposits	26,501	—	—	26,501
Derivative liabilities	1,750	2,974,703	33,524	3,009,977

Sub-total	28,251	2,974,703	33,524	3,036,478

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	673,709	673,906
Debentures	—	92,974	—	92,974

Sub-total	—	93,171	673,709	766,880

Derivative liabilities	—	7,221	—	7,221

Total	28,251	3,075,095	707,233	3,810,579

(*1)	There is no transfer between level 1 and level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of June 30, 2017 and December 31, 2016, that are amounting to 50,945 million Won and 43,202 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities designated at FVTPL, held-for-trading financial assets and liabilities, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.700~0.980	Variation of fair value increases as correlation coefficient increases
		Volatility of underlying asset	17.1%~34.2%	Variation of fair value increases as volatility increases

Derivative liabilities	Option valuation model and others	Correlation coefficient	0.700~0.980	Variation of fair value increases as correlation coefficient increases
		Volatility of underlying asset	17.1%~34.2%	Variation of fair value increases as volatility increases

Equity linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.047~0.706	Equity linked securities’ fair value increases if both volatility and correlation coefficient increase
		Volatility of underlying asset	10.6%~43.6%	However when correlation coefficient decreases, despite the increase in volatility, the fair value of equity linked securities may decrease

Equity securities	External appraisal value and others	Expected growth rate	0.0%~1.0%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	January 1, 2017	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,153	21,217	—	472	(17,420)	—	27,422
Financial assets designed at FVTPL
Debt securities	4,348	191	—	2,000	—	—	6,539
Equity securities	12,652	(207)	—	—	—	—	12,445

Sub-total	17,000	(16)	—	2,000	—	—	18,984

AFS financial assets
Equity securities (*3)	1,024,935	19,241	10,175	27,289	(31,692)	—	1,049,948
Beneficiary certificates	530,511	3,442	(2,188)	127,147	(70,600)	—	588,312

Sub-total	1,555,446	22,683	7,987	154,436	(102,292)	—	1,638,260

Derivative assets	99	185	—	—	(284)	—	—

Total	1,595,698	44,069	7,987	156,908	(119,996)	—	1,684,666

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,524	14,142	—	501	(15,015)	—	33,152
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	83,962	—	—	(235,296)	—	522,375

Total	707,233	98,104	—	501	(250,311)	—	555,527

(*1)	The loss amounting to 61,518 million Won for the six months ended June 30, 2017, which is from financial assets and liabilities that the Group holds, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the six months ended June 30, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2016
Financial assets:
Financial assets held for trading	78,676	33,250	—	(1,075)	(22,827)	—	88,024
Derivative assets	78,676	33,250	—	(1,075)	(22,827)	—	88,024
Financial assets designed at FVTPL
Debt securities	986	(18)	—	—	—	—	968
Equity securities	11,609	408	—	—	—	—	12,017

Sub-total	12,595	390	—	—	—	—	12,985

AFS financial assets
Equity securities (*3)	993,368	(2,613)	51,058	188,676	(103,944)	(17,455)	1,109,090
Beneficiary certificates	377,070	1,733	(2,414)	90,939	(11,920)	—	455,408
Others	5,308	594	(642)	—	(5,260)	—	—

Sub-total	1,375,746	(286)	48,002	279,615	(121,124)	(17,455)	1,564,498

Derivative assets	5,973	3,619	—	—	(9,490)	—	102

Total	1,472,990	36,973	48,002	278,540	(153,441)	(17,455)	1,665,609

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,607	32,323	—	—	(22,336)	—	88,594
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	(47,721)	—	983	(23,075)	—	677,538

Total	825,958	(15,398)	—	983	(45,411)	—	766,132

(*1)	The gain amounting to 47,643 million Won for the six months ended June 30, 2016, which is from financial assets and liabilities that the Group holds, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a level 3 financial instruments as of June 30, 2017 and December 31, 2016. (Unit: Korean Won in millions):

	As of June 30, 2017				As of December 31, 2016
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)(*2)	5,212	(6,345)	—	—	861	(2,248)	—	—
Financial assets designed at FVTPL
Equity securities (*5)	730	(681)	—	—	707	(657)	—	—
AFS Financial assets
Equity securities (*3)(*4)	—	—	33,536	(17,249)	—	—	31,412	(18,551)
Beneficiary certificates (*4)	—	—	2,428	(2,087)	—	—	2,903	(2,571)

Total	5,942	(7,026)	35,964	(19,336)	1,568	(2,905)	34,315	(21,122)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	7,677	(6,538)	—	—	4,892	(3,568)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	144	(125)	—	—	905	(857)	—	—

Total	7,821	(6,663)	—	—	5,797	(4,425)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Changes of fair value are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of June 30, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,478,690	13,725,181	—	15,203,871	15,144,766
Loans and receivables	—	—	265,724,502	265,724,502	265,148,624
Financial liabilities:
Deposits due to customers	—	226,268,221	—	226,268,221	226,200,577
Borrowings	—	15,686,207	—	15,686,207	15,679,945
Debentures	—	25,874,673	—	25,874,673	25,649,132
Other financial liabilities	—	24,649,686	—	24,649,686	24,650,846

	As of December 31, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	741,880	13,243,297	—	13,985,177	13,910,251
Loans and receivables	—	—	259,565,952	259,565,952	258,392,633
Financial liabilities:
Deposits due to customers	—	221,001,466	—	221,001,466	221,020,411
Borrowings	—	18,785,325	—	18,785,325	18,769,515
Debentures	—	24,004,668	—	24,004,668	23,565,449
Other financial liabilities	—	21,984,171	—	21,984,171	21,985,086

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate

Deposit due to customers, borrowings, debentures, and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as follows (Unit: Korean Won in millions):

	June 30, 2017
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of June 30, 2017 and December 31, 2016, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 – Financial Instrument: Recognition and Measurement, the Group derecognized the financial asset from the consolidated financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		June 30, 2017	December 31, 2016
Assets transferred	Due from banks	49,864	—
	AFS financial assets	517,751	2,546,683
	HTM financial assets	7,139	7,133

	Total	574,754	2,553,816

Related liabilities	Bonds sold under repurchase agreements	559,951	2,004,905

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities- Korean treasury and government agencies and others	171,688	493,579	Korea Securities Finance Corporation and others

	Total	171,688	498,038

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position and loans and receivables, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of June 30, 2017 and December 31, 2016, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below (Unit: Korean Won in millions):

	June 30, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	1,667,312	3,449	1,663,863	11,565,607	16,246	559,109
Receivable spot exchange (*2)	10,477,099	—	10,477,099
Bonds purchased under resale agreements (*2)	11,102,133	—	11,102,133	11,102,133	—	—
Domestic exchanges receivable (*2)(*5)	26,873,204	26,584,300	288,904	—	—	288,904

Total	50,119,748	26,587,749	23,531,999	22,667,740	16,246	848,013

	June 30, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,117,422	3,449	2,113,973	11,855,701	88,224	647,789
Payable spot exchange (*3)	10,477,741	—	10,477,741
Bonds sold under repurchase agreements (*4)	559,952	—	559,952	559,952	—	—
Domestic exchanges payable (*3)(*5)	30,934,394	26,584,300	4,350,094	4,345,347	—	4,747

Total	44,089,509	26,587,749	17,501,760	16,761,000	88,224	652,536

	December 31, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,962,969	8,442	2,954,527	6,546,232	69,834	1,016,550
Receivable spot exchange (*2)	4,678,089	—	4,678,089
Bonds purchased under resale agreements (*2)	8,854,753	—	8,854,753	8,854,753	—	—
Domestic exchanges receivable (*2)(*5)	31,456,123	30,883,281	572,842	—	—	572,842

Total	47,951,934	30,891,723	17,060,211	15,400,985	69,834	1,589,392

	December 31, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,467,374	8,442	3,458,932	6,695,062	105,270	1,341,375
Payable spot exchange (*3)	4,682,775	—	4,682,775
Bonds sold under repurchase agreements (*4)	2,004,905	—	2,004,905	2,004,905	—	—
Domestic exchanges payable (*3)(*5)	39,345,524	30,883,281	8,462,243	6,161,151	—	2,301,092

Total	49,500,578	30,891,723	18,608,855	14,861,118	105,270	3,642,467

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented at as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Subsidiaries	Main business	June 30, 2017	December 31, 2016	Financial statements as of
Woori Bank and Woori Private Equity Asset Management Co., Ltd.,:
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Finance	26.4	26.4	June 30
Woori Bank:
Kumho Tire Co., Inc. (*1)(*2)	Manufacturing	14.2	14.2	March 31 (*3)
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	May 31 (*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	9.9	9.9	June 30
Korea Finance Security Co., Ltd. (*4)	Security service	15.0	15.0	May 31 (*3)
Chin Hung International Inc. (*2)(*9)	Construction	25.3	28.4	May 31 (*3)
Poonglim Industrial Co., Ltd. (*6)(*12)(*14)	Construction	30.2	31.0	March 31 (*3)
STX Engine Co., Ltd. (*1)(*2)	Manufacturing	29.2	29.2	March 31 (*3)
Samho International Co., Ltd. (*1)(*2)(*16)	Construction	7.8	7.8	—
Force TEC Co., Ltd. (*6)(*15)	Freight & staffing services	—	34.4	—
STX Corporation (*1)(*2)(*6)(*13)	Wholesale of non-specialized goods	19.7	9.5	March 31 (*3)
Saman Corporation (*5)	General construction Technology service	9.2	9.2	March 31 (*3)
Dongwoo C & C Co., Ltd. (*6)	Construction	23.2	23.2	—
SJCO Co., Ltd. (*6)	Aggregate transportation and wholesale	26.5	26.5	—
G2 Collection Co., Ltd. (*6)	Wholesale and retail sales	28.9	28.9	—
The Base Enterprise Co., Ltd. (*6)	Manufacturing	48.4	48.4	—
Heungjiwon Co., Ltd. (*6)	Other printing	27.8	27.8	—
Kyesan Engineering Co., Ltd. (*6)	Construction	23.2	23.2	—
Good Software Lap Co., Ltd. (*6)	Service	28.9	28.9	—
Wongwang Co., Ltd. (*6)	Wholesale and real estate	29.0	29.0	—
Sejin Construction Co., Ltd. (*6)	Construction	29.6	29.6	—
Deokwon Food Co., Ltd. (*6)(*17)	Poultry processing and storage	—	27.3	—
QTS Shipping Co., Ltd. (*6)	Complex transportation brokerage	49.4	49.4	—
DAEA SNC Co. Ltd. (*6)	Wholesale and retail sales	24.0	24.0	—
ARES-TECH Co.,Ltd. (*6)	Electronic component manufacturing	23.4	23.4	—
Reading Doctors Co., Ltd. (*6)(*10)	Other service business	35.4	—	—
PREXCO Co., Ltd. (*6)(*10)	Manufacturing	28.1	—	—
Hyunwoo International Co., Ltd. (*6)(*10)	Manufacturing	25.9	—	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial business	23.1	23.1	June 30
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial business	20.0	20.0	June 30
K BANK Co.,Ltd. (*5)	Finance	13.0	13.0	May 31 (*3)
Smart Private Equity Fund No.2 (*11)	Other financial business	20.0	—	June 30
Woori Bank-Company K Korea Movie Asset Fund (*11)	Other financial business	25.0	—	June 30
Woori Private Equity Fund:
Woori Renaissance Holdings (*7)	Other financial business	—	51.6	—
Woori Private Equity Asset Management Co., Ltd.,:
Woori Columbus 1st Private Equity Fund (*8)	Other financial business	2.0	2.0	June 30

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 7,150, previous year: KRW 8,480), Chin Hung International Inc. (current period: KRW 2,250, previous year: KRW 2,090), STX Engine Co., Ltd. (current period: KRW 19,000, previous year: KRW 6,630), Samho International Co., Ltd. (current period: KRW 20,500, previous year: KRW 16,900), STX Corporation. (previous year: KRW 1,660).
(*3)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*4)	Most of the significant business transactions of associates are with the Group.
(*5)	The Group can participate in decision-making body and exercise significant influence over associates through business partnerships.
(*6)	The carrying values of investments in Reading Doctors Co., Ltd, PREXCO Co., Ltd and Hyunwoo International Co., Ltd are nill as of June 30, 2017 and those of investments in Force TEC Co., Ltd, STX Corporation and Deokwon Food Co., Ltd are nil as of December 31, 2016. Furthermore, those of investments in Poonglim Industrial Co., Ltd, Dongwoo C&C Co., Ltd, SJCO Co., Ltd, G2 collection Co., Ltd, The Base Enterprise Co., Ltd, Heungjiwon Co., Ltd, Kyesan Engineering Co., Ltd, Good Software Lab Co., Ltd, Wongwang Co., Ltd, Sejin Construction Co., Ltd, QTS Shipping Co., Ltd, DAEA SNC Co., Ltd and ARES-TECH Co., Ltd are nill as of both December 31, 2016 and June 30, 2017.
(*7)	The Group owns over 50% ownership. However, the investment in this entity was accounted for using equity method as the ownership and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements. As of June 30, 2017 the entity has been excluded from the range of associates as liquidated.
(*8)	As a general partner of Woori Columbus 1st Private Equity Fund, the Group has significant influence over the entity’s operational and financial policy making process, including participating in making decision of dividend or other distribution. As such, the investment in this entity was accounted for using equity method as of June 30, 2017 and December 31, 2016. Meanwhile, as of June 30, 2017, the principal investments in the associates were returned, and is to maintain a 2.0% stake until its liquidation based on the resolution of special meeting of investors.
(*9)	Due to consolidation of stocks and debt-equity swap, the Group’s number of holding shares and ownership ratio have decreased.
(*10)	Even though the Group’s ownership ratio of the entity was more than 20%, the Group did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, and thus the entity was excluded from the investment in associates. However, as the workout process was completed during the six months ended June 30, 2017, it has been included in the investment in associates.
(*11)	Due to capital contribution by the Group during the six months ended June 30, 2017, the entities were included in the investment in associates
(*12)	The Group has sold a part of shares of the associates so the number of shares holding has decreased.
(*13)	Due to debt-equity swap capital stock, the Group ownership ratio have increased.
(*14)	As the carrying amounts of certain investments in associates had been reduced to zero, the Group discontinued the use of the equity method in accounting for those investments, and unrecognized losses due to the restricted application of equity method amount to 15,779 million Won and 612 million Won as of June 30, 2017 and December 31, 2016, respectively.
(*15)	Not in scope for the associates, because the Group does not have significant influence over the entity due to the fact that it is going through workout process under receivership as of June 30, 2017.
(*16)	Transfers to assets held for sale during the six months ended June 30, 2017.
(*17)	As the Group sold its entire ownership interest of the entities, they were exclude from the investment in associates.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Acquisition cost	January 1, 2017	Share of profits (losses)	Acquisition (*1)	Disposal and others (*2)	Dividends	Change in Capital	Others (*1)	June 30, 2017
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	6,881	15,289	(1,460)	—	—	—	—	—	13,829
Kumho Tire Co., Inc.	175,652	200,332	2	—	—	—	(1,623)	—	198,711
Woori Service Networks Co., Ltd.	108	145	(10)	—	—	(8)	—	—	127
Korea Credit Bureau Co., Ltd.	3,313	5,592	508	—	—	(149)	—	—	5,951
Korea Finance Security Co., Ltd.	3,266	3,376	63	—	—	(54)	—	—	3,385
Chin Hung International Inc.	89,725	43,032	(20,050)	41,053	—	—	171	(25,966)	38,240
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—	—
STX Engine Co., Ltd.	92,038	43,036	722	—	—	—	4,047	—	47,805
SamHo Co., Ltd.	7,492	19,729	2,021	—	(16,354)	—	(73)	(5,323)	—
STX Corporation	42,215	—	(33,739)	8,546	—	—	(215)	27,772	2,364
Saman Corporation	8,521	8,699	(96)	—	—		26	—	8,629
Woori Growth Partnerships New Technology Private Equity Fund	13,602	13,118	(371)	5,745	(498)	—	(156)	—	17,838
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	1,800	—	3,240	—	—	—	—	5,040
K BANK Co., Ltd.	32,500	30,442	(5,861)	—	—	—	(139)	—	24,442
Smart Private Equity Fund No.2	3,000	—	(47)	3,000	—	—	—	—	2,953
Woori Bank-Company K Korea Movie Asset Fund	1,500	—	(15)	1,500	—	—	—	—	1,485
Woori Renaissance Holdings	63,000	54,422	(622)	—	—	(57,109)	—	3,309	—

	558,529	439,012	(58,955)	63,084	(16,852)	(57,320)	2,038	(208)	370,799

(*1)	Changes in investments in joint ventures and associates due to debt-equity swap is 51,405 million Won.
(*2)	Investments in joint ventures and associates decreased by 16,354 million Won through transfers to assets held for sale occurred during the six months ended June 30, 2017.

	For the six months ended June 30, 2016
	Acquisition cost	January 1, 2016	Share of profits (losses)	Acquisition (*1)	Disposal and others (*2)	Dividends	Change in Capital	Impairment	June 30, 2016
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	43,917	56,044	182	—	(10,561)	(2,971)	—	—	42,694
Kumho Tire Co., Inc.	175,652	214,050	(6,222)	—	—	—	4,095	—	211,923
Woori Service Networks Co., Ltd.	108	139	(9)	—	—	(12)	—	—	118
Korea Credit Bureau Co., Ltd.	3,313	5,291	54	—	—	(135)	—	—	5,210
Korea Finance Security Co., Ltd.	3,266	3,711	(364)	—	—	(54)	—	—	3,293
United PF 1st Corporate financial stability	172,441	187,592	3,266	—	(190,858)	—	—	—	—
Chin Hung International Inc.	89,725	43,936	156	—	—	—	81	—	44,173
Poonglim Industrial Co., Ltd.	13,916	5,313	863	—	—	—	(2,928)	—	3,248
STX Engine Co., Ltd.	92,038	51,276	(1,564)	—	—	—	(451)	(4,645)	44,616
SamHo Co., Ltd.	7,492	14,325	1,744	—	—	—	1	—	16,070
STX Corporation	42,215	4,251	(3,824)	—	—	—	4,029	—	4,456
Osung LST Co., Ltd.	15,405	10,985	(2,903)	—	—	—	19	—	8,101
Saman Corporation	8,521	8,521	219	—	—	—	—	—	8,740
K-Growth crowd 2step Fund	800	—	(13)	800	—	—	—	—	787
Woori Growth Partnerships New Technology Private Equity Fund	5,421	—	(373)	5,421	—	—	—	—	5,048
Woori Renaissance Holdings	63,000	37,121	1,723	—	—	—	—	—	38,844
Woori Columbus First PEF	1,200	1,306	66	—	—	—	—	—	1,372

	738,430	643,861	(6,999)	6,221	(201,419)	(3,172)	4,846	(4,645)	438,693

(*1)	Changes in investments in joint ventures and associates due to debt-equity swap is 5,421 million Won.
(*2)	Investments in joint ventures and associates decreased by 190,858 million Won through transfers to AFS financial assets occurred during the six months ended June 30, 2016.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	June 30, 2017
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	51,420	56	1,442	(2,716)
Kumho Tire Co., Inc.	4,978,733	3,827,086	669,303	(61,018)
Woori Service Networks Co., Ltd.	4,324	1,751	6,866	374
Korea Credit Bureau Co., Ltd.	71,842	14,297	31,726	4,944
Korea Finance Security Co., Ltd.	31,229	8,671	25,206	176
Chin Hung International Inc.	319,651	273,600	207,440	6,248
Poonglim Industrial Co., Ltd.	238,034	302,458	30,868	(4,889)
STX Engine Co., Ltd.	795,581	683,485	90,787	6,345
STX Corporation	581,304	552,655	446,050	322,863
Saman Corporation	94,619	59,182	27,112	835
Woori Growth Partnerships New Technology Private Equity Fund	77,793	493	274	(2,283)
2016KIF-IMM Woori Bank Technology Venture Fund	24,751	—	4	(759)
K BANK Co., Ltd.	650,031	462,009	2,655	(31,852)
Smart Private Equity Fund No.2	14,814	51	1	(237)
Woori Bank-Company K Korea Movie Asset Fund	5,940	—	6	(60)
Woori Columbus 1st Private Equity Fund	293	4	—	(16)

	December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity Private Equity Fund No.1	57,971	427	75,084	38,226
Kumho Tire Co., Inc.	5,079,740	3,914,306	2,156,667	(53,328)
Woori Service Networks Co., Ltd.	4,722	1,782	14,875	801
Korea Credit Bureau Co., Ltd.	71,245	17,322	59,868	3,517
Korea Finance Security Co., Ltd.	32,262	9,759	52,657	700
Chin Hung International Inc.	421,710	354,995	578,640	794
Poonglim Industrial Co., Ltd.	304,718	323,765	156,770	(15,135)
STX Engine Co., Ltd.	865,265	769,481	372,295	(22,978)
Samho Co., Ltd.	740,786	489,130	909,927	68,077
STX Corporation	781,622	1,087,469	1,252,968	(378,782)
Saman Corporation	83,380	47,175	72,850	2,746
Woori Growth Partnerships New Technology Private Equity Fund	57,339	493	37	(2,177)
2016KIF-IMM Woori Bank Technology Venture Fund	9,005	254	5	(250)
K BANK Co., Ltd.	239,806	5,633	2,927	(12,222)
Woori Renaissance Holdings Inc.	127,411	26,703	37,206	33,508
Woori Columbus 1st Private Equity Fund	811	506	3,764	(450)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of June 30, 2017 and December 31, 2016, are as follows:

	As of June 30, 2017
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050 shares	23.0
Saenuel Co., Ltd. (*)	3,531 shares	37.4
E Mirae Tech Co., Ltd. (*)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*)	81,610 shares	27.3
NK Eng Co., Ltd. (*)	697,033 shares	23.1
The season Co., Ltd. (*)	18,187 shares	30.1
Yuil PESC Co., Ltd. (*)	8,642 shares	24.0
Youngdong Sea Food Co., Ltd. (*)	12,106 shares	24.0
Sinseong Trading Co., Ltd. (*)	2,584 shares	27.2
CL Tech Co., Ltd. (*)	13,759 shares	38.6
Force TEC Co., Ltd. (*)	4,780,907 shares	25.8
Cultizm Korea LTD Co., Ltd. (*)	858 shares	31.3
Protronics Co., Ltd. (*)	95,921 shares	48.1

(*)	Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

	As of December 31, 2016
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050 shares	23.0
Saenuel Co., Ltd. (*)	3,531 shares	37.4
E Mirae Tech Co., Ltd. (*)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*)	81,610 shares	27.3
NK Eng Co., Ltd. (*)	697,033 shares	23.1
The season Co., Ltd. (*)	18,187 shares	30.1
Yuil PESC Co., Ltd. (*)	8,642 shares	24.0
Reading Doctors Co., Ltd. (*)	7,398 shares	35.4
Youngdong Sea Food Co., Ltd. (*)	12,106 shares	24.0
Sinseong Trading Co., Ltd. (*)	2,584 shares	27.2
PREXCO Co., Ltd. (*)	919,972 shares	28.1
Hyunwoo International Co., Ltd. (*)	59,873 shares	25.9

(*)	Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)	As of June 30, 2017 and December 31, 2016, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	As of June 30, 2017
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential and others	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	51,364	26.4	13,559	—	—	270	13,829
Kumho Tire Co., Inc. (*)	1,043,772	14.2	147,704	48,459	—	2,548	198,711
Woori Service Networks Co., Ltd.	2,573	4.9	127	—	—	—	127
Korea Credit Bureau	57,545	9.9	5,703	248	—	—	5,951
Korea Finance Security Co., Ltd.	22,558	15.0	3,385	—	—	—	3,385
Chin Hung International Inc. (*)	54,579	25.3	13,812	24,566	—	(138)	38,240
Poonglim Industrial Co., Ltd. (*)	(161,836)	30.2	(48,879)	54,542	(20,504)	14,841	—
STX Engine Co., Ltd.	112,096	29.2	32,770	14,954	—	81	47,805
STX Corporation	28,649	19.7	5,649	24,614	(27,904)	5	2,364
Saman Corporation	35,437	9.2	3,255	5,374	—	—	8,629
Woori Growth Partnerships New Technology Private Equity Fund	77,300	23.1	17,838	—	—	—	17,838
2016KIF-IMM Woori Bank Technology Venture Fund	24,751	20.0	4,950	—	—	90	5,040
K BANK Co.,Ltd.	188,022	13.0	24,442	—	—	—	24,442
Smart Private Equity Fund No.2	14,763	20.0	2,953	—	—	—	2,953
Woori Bank-Company K Korea Movie Asset Fund	5,940	25.0	1,485	—	—	—	1,485
Woori Columbus First PEF	289	2.0	6	—	—	(6)	—

(*)	The net asset amount is after reflecting debt-equity swap and others.

	As of December 31, 2016
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	57,544	26.4	15,191	—	—	98	15,289
Kumho Tire Co., Inc. (*)	1,055,219	14.2	149,324	48,459	—	2,549	200,332
Woori Service Networks Co., Ltd.	2,940	4.9	145	—	—	—	145
Korea Credit Bureau	53,923	9.9	5,344	248	—	—	5,592
Korea Finance Security Co., Ltd.	22,503	15.0	3,376	—	—	—	3,376
Chin Hung International Inc. (*)	65,387	28.4	18,593	24,565	—	(126)	43,032
Poonglim Industrial Co., Ltd. (*)	(111,156)	31.0	(34,463)	54,149	(21,062)	1,376	—
STX Engine Co., Ltd.	95,784	29.2	28,002	14,954	—	80	43,036
SamHo Co., Ltd.	251,656	7.8	19,729	—	—	—	19,729
STX Corporation (*)	(250,018)	9.5	(23,633)	24,614	(27,904)	26,923	—
Saman Corporation	36,205	9.2	3,326	5,373	—	—	8,699
Woori Growth Partnerships New Technology Private Equity Fund	56,846	23.1	13,118	—	—	—	13,118
2016KIF-IMM Woori Bank Technology Venture Fund	8,751	20.0	1,750	—	—	50	1,800
K BANK Co.,Ltd.	234,173	13.0	30,442	—	—	—	30,442
Woori Renaissance Holdings	100,708	51.6	51,965	—	(6,441)	8,898	54,422
Woori Columbus First PEF	305	2.0	6	—	—	(6)	—

(*)	The net asset amount is after reflecting preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Acquisition cost	391,243	387,675
Accumulated depreciation	(31,306)	(29,178)

Net carrying value	359,937	358,497

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Beginning balance	358,497	351,496
Acquisition	1,221	3,133
Disposal	(225)	—
Depreciation	(1,991)	(1,860)
Transfer	(2,708)	15,627
Classified to held for sale	(534)	—
Foreign currencies translation adjustments	(120)	(4)
Others	5,797	—

Ending balance	359,937	368,392

(3)	Fair value of investment properties is amounting to 379,685 million Won and 382,370 million Won as of June 30, 2017 and December 31, 2016, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of June 30, 2017 and December 31, 2016.

(4)	Rental fee earned from investment properties is amounting to 2,411 million Won and 2,667 million Won for the six months ended June 30, 2017 and 2016, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,488,266	857,511	1,013,539	427,743	37,877	20	3,824,956
Accumulated depreciation	—	(175,819)	(825,314)	(364,630)	—	(17)	(1,365,780)

Net carrying value	1,488,266	681,692	188,225	63,113	37,877	3	2,459,176

	December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,488,745	855,332	1,010,141	424,562	18,717	20	3,797,517
Accumulated depreciation	—	(163,633)	(820,239)	(355,604)	—	(16)	(1,339,492)

Net carrying value	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025
Acquisition	—	3,831	31,624	8,120	25,053	—	68,628
Disposal	(606)	(205)	(235)	(423)	—	—	(1,469)
Depreciation	—	(13,029)	(38,063)	(18,253)	—	(1)	(69,346)
Classified to assets held for sale	(1,743)	(441)	—	—	—	—	(2,184)
Transfer	2,466	403	5,485	—	(5,646)	—	2,708
Foreign currencies translation adjustment	(596)	(560)	(676)	(675)	(247)	—	(2,754)
Others	—	(6)	188	5,386	—	—	5,568

Ending balance	1,488,266	681,692	188,225	63,113	37,877	3	2,459,176

	For the six months ended June 30, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206
Acquisition	—	5,522	32,580	8,104	1,222	—	47,428
Disposal	—	—	(166)	(1,324)	(67)	—	(1,557)
Depreciation	—	(12,637)	(40,943)	(31,175)	—	—	(84,755)
Classified to assets held for sale	(3,418)	(2,317)	—	—	—	—	(5,735)
Foreign currencies translation adjustments	420	446	(3)	91	(5)	—	949
Transfer	(10,364)	(5,263)	—	—	—	—	(15,627)
Others	145	80	865	28,146	—	—	29,236

Ending balance	1,480,411	689,848	185,624	83,586	1,672	4	2,441,145

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	117,429	200,338	768	359,071	630,871	26,412	1,334,889
Accumulated amortization	—	(154,772)	(457)	(171,843)	(493,920)	—	(820,992)
Accumulated impairment losses	—	—	—	—	(88)	(6,927)	(7,015)

Net carrying value	117,429	45,566	311	187,228	136,863	19,485	506,882

	December 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	124,803	185,202	714	299,031	622,540	26,884	1,259,174
Accumulated amortization	—	(149,725)	(401)	(160,335)	(458,088)	—	(768,549)
Accumulated impairment losses	—	—	—	—	(88)	(6,798)	(6,886)

Net carrying value	124,803	35,477	313	138,696	164,364	20,086	483,739

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	124,803	35,477	313	138,696	164,364	20,086	483,739
Acquisition	105	10,152	54	68,612	10,276	480	89,679
Disposal	—	—	—	—	—	(866)	(866)
Amortization (*)	—	(8,064)	(56)	(11,515)	(30,389)	—	(50,024)
Impairment loss	—	—	—	—	—	(128)	(128)
Transfer	—	8,091	—	(8,127)	36	—	—
Foreign currencies translation adjustment	(7,479)	(68)	—	(383)	(1,053)	(81)	(9,064)
Others	—	(22)	—	(55)	(6,371)	(6)	(6,454)

Ending balance	117,429	45,566	311	187,228	136,863	19,485	506,882

(*)	Amortization of other intangible assets amounting to 24,443 million Won is included in other operating expenses.

	For the six months ended June 30, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	103,525	38,171	344	51,357	201,769	24,640	419,806
Acquisition	—	233	—	15,899	25,112	186	41,430
Disposal	—	—	—	—	—	(2,631)	(2,631)
Amortization	—	(7,744)	(46)	(8,687)	(28,359)	—	(44,836)
Reversal of impairment loss	—	—	—	—	2,242	101	2,343
Foreign currencies translation adjustments	5,151	—	—	—	822	11	5,984
Others	(963)	—	—	—	(253)	431	(785)

Ending balance	107,713	30,660	298	58,569	201,333	22,738	421,311

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Investments in joint ventures and associates	16,354	—
Premises and equipment	85	2,342

Total	16,439	2,342

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2017
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks on time in foreign currencies	Rural Commercial Bank	49,684	Related to bonds sold under repurchase agreements (*)
	Due from banks in local currency	Samsung Securities Co., Ltd. and others	14,209	Margin deposit for futures and options and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	246,722	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	254,107	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds and others	Korea Securities Depository and others	517,751	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	2,111,506	Settlement risk and others
HTM financial assets	Corporates bonds and others	Korea Securities Depository	7,139	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	7,075,396	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,230	Leasehold rights and others

		Total	10,282,924

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

		December 31, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	24,589	Margin deposit for futures and options and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	227,249	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	473,476	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	2,546,683	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	836,522	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	7,133	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	6,185,295	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,310	Leasehold rights and others

		Total	10,307,257

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Land	—	4,138
Buildings	—	1,852
Properties for business use	—	202

Total	—	6,192

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2017	December 31, 2016	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	—	4,459	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds and others	171,688	493,579	Korea Securities Finance Corporation and others

Total		171,688	498,038

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of June 30, 2017 and December 31, 2016 are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	11,445,595	—

	December 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,746,101	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Prepaid expenses	112,423	111,445
Advance payments	4,774	1,944
Non-operative assets	—	6,192
Others	8,617	9,265

Total	125,814	128,846

20.	FINANCIAL LIABILITIES AT FVTPL

Financial liabilities at FVTPL are composed of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Financial liabilities held for trading	1,902,720	3,036,478
Financial liabilities designated at FVTPL	616,177	766,880

Total	2,518,897	3,803,358

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Deposits due to Customers:
Gold banking liabilities	31,184	26,501
Derivative liabilities	1,864,704	3,009,977
Securities sold	6,832	—

Total	1,902,720	3,036,478

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Equity linked securities index:
Equity linked securities index in short position	522,587	673,906
Debentures:
Debentures in local currency	93,590	92,974

Total	616,177	766,880

(4)	Credit risk adjustments to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Financial liabilities designated at FVTPL subject to credit risk adjustments	616,177	783,760
Changes in fair value for credit risk adjustments	(115)	(324)
Accumulated changes in credit risk adjustments	(15,893)	(15,323)

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Carrying amount	616,177	766,880
Nominal amount at maturity	658,114	902,375

Difference	(41,937)	(135,495)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Deposits in local currency:
Deposits on demand	7,828,154	9,491,680
Deposits at termination	190,437,245	183,723,369
Mutual installment	35,623	37,128
Deposits on notes payables	863,609	943,446
Deposits on CMA	186,586	203,013
Certificate of deposits	4,873,175	3,836,430
Other deposits	1,378,153	1,360,176

Sub-total	205,602,545	199,595,242

Deposits in foreign currencies	20,643,537	21,453,096
Present value discount	(45,505)	(27,927)

Total	226,200,577	221,020,411

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2017
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,409,422
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,616,014
Others	The Korea Development Bank and others	0.0 ~ 5.5	3,804,075

Sub-total			6,829,511

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import BOK and others	0.0 ~ 7.3	7,264,348
Offshore borrowings in foreign currencies	Commonwealth Bank and others	1.6	30,085

Sub-total			7,294,433

Bills sold	Others	0.0 ~ 1.2	43,048
Call money	Bank and others	0.0 ~ 4.7	953,366
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 4.5	559,952
Present value discount			(365)

Total			15,679,945

	December 31, 2016
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,598,553
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,534,807
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,922,878

Sub-total			7,056,238

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import BOK and others	0.0 ~ 5.2	7,737,237
Offshore borrowings in foreign currencies	Wells Fargo	1.4	18,128

Sub-total			7,755,365

Bills sold	Others	0.0 ~ 1.6	26,895
Call money	Bank and others	0.0 ~ 5.1	1,926,779
Bonds sold under repurchase agreements	Other financial institutions	0.0 ~ 4.5	2,004,905
Present value discount			(667)

Total			18,769,515

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2017		December 31, 2016
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*):
Ordinary bonds	1.5 ~ 11.8	20,614,399	1.5 ~ 11.8	18,268,403
Subordinated bonds	3.0 ~ 12.6	4,725,969	3.0 ~ 12.6	5,327,335
Other bonds	1.6 ~ 17.0	346,036	17.0	4,006

Sub-total		25,686,404		23,599,744

Discounts on bond		(37,272)		(34,295)

Total		25,649,132		23,565,449

(*)	Included debentures under fair value hedge relationships are 3,410,390 million Won and 3,610,193 million Won as of June 30, 2017 and December 31, 2016, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Asset retirement obligation	61,953	58,076
Provision for guarantee (*1)	188,754	238,117
Provisions for unused commitments	82,621	87,909
Provisions for customer reward credits	32,048	22,093
Other provisions (*2)	15,654	22,282

Total	381,030	428,477

(*1)	Provision for guarantee includes provision for financial guarantee of 60,089 million Won and 67,557 million Won as of June 30, 2017 and December 31, 2016, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	238,117	87,909	22,093	22,282	370,401
Provisions provided	1,003	491	32,208	2,390	36,092
Provisions used	(12,335)	(42)	(39,402)	(9,013)	(60,792)
Reversal of unused amount	(45,971)	(5,736)	—	(40)	(51,747)
Differences due to foreign currencies translation	20	(1)	—	(146)	(127)
Transfer(*)	—	—	11,482	—	11,482
Others	7,920	—	5,667	128	13,715
Amortization	—	—	—	53	53

Ending balance	188,754	82,621	32,048	15,654	319,077

(*)	According to contracts with the third parties, the Group ultimately will be reimbursed for which it has paid out on behalf of customers, which has incurred through their customer loyalty programs. Therefore, when such obligation incurs, the Group recognizes it as “transfer”, but there is no impact on the Group’s expense.

	For the six months ended June 30, 2016
	Provision for guarantees	Provision for unused commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	364,141	85,313	5,445	22,581	477,480
Provisions provided	3,251	3,840	8,364	2,424	17,879
Provisions used	(73,594)	6	(7,748)	(8,438)	(89,774)
Reversal of unused amount	(78,905)	(2,000)	—	—	(80,905)
Others	10,725	21	—	(3)	10,743

Ending balance	225,618	87,180	6,061	16,564	335,423

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Beginning balance	58,076	39,121
Provisions provided	654	452
Provisions used	(416)	(429)
Reversal of unused amount	(727)	—
Amortization	203	219
Increase in asset retirement expense and others	4,163	18,912

Ending balance	61,953	58,275

24.	NET DEFINED BENEFIT LIABILITY (ASSET)

The characteristics of the Group’s defined benefit retirement pension plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Defined benefit obligation	1,034,636	984,381
Fair value of plan assets	(1,019,219)	(990,653)

Net defined benefit liability (asset)	15,417	(6,272)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Beginning balance	984,381	901,219
Current service cost	73,564	76,515
Interest expense	13,144	11,953
Remeasurements	4,639	58,377
Foreign currencies translation adjustments	(121)	57
Retirement benefit paid	(31,022)	(29,464)
Curtailment or liquidation	(10,076)	(9,152)
Others	127	251

Ending balance	1,034,636	1,009,756

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Beginning balance	990,653	801,528
Interest income	15,127	12,307
Remeasurements	(7,847)	(515)
Employer’s contributions	18,000	160,250
Retirement benefit paid	(29,431)	(28,909)
Curtailment or liquidation	(10,396)	(8,813)
Others	43,113	(5,347)

Ending balance	1,019,219	930,501

(4)	Plan assets wholly consist of time deposits as of June 30, 2017 and December 31, 2016, respectively. Among plan assets, realized returns on plan assets amount to 7,280 million Won and 11,792 million Won for the six months ended June 30, 2017 and 2016, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or liquidation and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Current service cost	73,564	76,515
Net interest income	(1,983)	(354)
Loss(gain) on the curtailment or settlement	321	(339)

Cost recognized in net income	71,902	75,822

Remeasurements	12,486	58,892

Cost recognized in total comprehensive income	84,388	134,714

Retirement benefit service costs related to defined contribution plans are recognized 2,155 million Won and 2,012 million Won for the six months ended June 30, 2017 and 2016, respectively.

(6)	Key actuarial assumptions used in defined benefit liability (asset) assessment are as follows:

	June 30, 2017	December 31, 2016
Discount rate	2.96%	2.85%
Future wage growth rate	6.06%	6.05%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		June 30, 2017	December 31, 2016
Discount rate	Increase by 1% point	(109,252)	(107,203)
	Decrease by 1% point	127,837	125,395
Future wage growth rate	Increase by 1% point	127,318	124,766
	Decrease by 1% point	(110,652)	(108,344)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Other financial liabilities:
Accounts payable	11,813,551	5,626,661
Accrued expenses	1,703,152	2,055,936
Borrowings from trust accounts	3,781,656	3,329,683
Agency business revenue	536,882	331,159
Foreign exchange payables	486,111	702,968
Domestic exchange payables	4,469,497	8,480,765
Other miscellaneous financial liabilities	1,861,183	1,458,747
Present value discount	(1,186)	(833)

Sub-total	24,650,846	21,985,086

Other liabilities:
Unearned Income	174,468	171,050
Other miscellaneous liabilities	99,038	128,326

Sub-total	273,506	299,376

Total	24,924,352	22,284,462

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2017
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	207,279	—	—	—	—	—	—
Swaps	125,264,575	—	140,143	346,069	—	2,348	364,524
Written options	730,000	—	—	15,003	—	—	—
Purchase options	925,000	—	—	—	—	—	15,993
Currency:
Futures	503,205	—	—	—	—	—	—
Forwards	68,932,550	—	—	480,511	—	—	519,445
Swaps	46,528,978	33	—	652,287	20,642	—	668,739
Written options	2,138,187	—	—	25,435	—	—	—
Purchase options	2,987,630	—	—	—	—	—	25,021
Equity:
Futures	390,006	—	—	—	—	—	—
Swaps	15,000	—	—	65	—	—	33
Written options	4,392,724	—	—	124,451	—	—	—
Purchase options	5,973,184	—	—	—	—	6,239	269,943
Others:
Futures	2,041	—	—	—	—	—	—
Swaps	2,632	—	—	157	—	—	144
Written options	7,543	—	—	90	—	—	—
Purchase options	46,948	—	—	—	—	—	862

Total	259,047,482	33	140,143	1,644,068	20,642	8,587	1,864,704

	December 31, 2016
		Assets		Liabilities
	Notional Amount	For fair value Hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	54,785	—	—	—	—
Swaps	118,582,511	139,832	470,057	7,013	509,686
Written options	860,000	—	21,172	—	—
Purchase options	1,035,000	—	—	—	21,863
Currency:
Futures	493,733	—	—	—	—
Forwards	62,539,094	—	1,265,852	—	1,015,380
Swaps	39,782,049	—	1,022,969	—	1,221,959
Written options	1,120,949	—	42,126	—	—
Purchase options	907,211	—	—	—	8,589
Equity:
Futures	926,392	—	—	—	—
Swaps	15,000	—	92	—	88
Written options	3,007,969	745	73,261	—	—
Purchase options	4,460,233	—	—	208	228,900
Others:
Futures	5,105	—	—	—	—
Swaps	7,918	—	2,645	—	2,331
Written options	8,307	—	121	—	—
Purchase options	64,352	—	—	—	1,181

Total	233,870,608	140,577	2,898,295	7,221	3,009,977

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL (see Notes 7 and 20) and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Losses from hedged items	(3,986)	(100,587)
Gains (losses) from hedging instruments	(19,475)	92,491

Meanwhile, the maximum period that the Group is exposed to cash flow risk arising from the hedging transaction discussed above will be terminated by January 2020.

Among gain (loss) on valuation of derivatives that was included in the accumulated other comprehensive income, the amount has been reclassified to loss is 19,018 million Won, before reduction of income tax effect during the six months ended June 30, 2017.

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Beginning balance	13,422	28,008
New transactions	500	1,337
Amounts recognized in profits or losses	(3,613)	(7,020)

Ending balance	10,309	22,325

In case some variables to measure fair values of financial instruments are not observable or available in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	June 30, 2017	December 31, 2016
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There is no change to be disclosed in numbers of issued and outstanding shares of common stock for the six months ended June 30, 2017 and 2016.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Capital in excess of par value	269,533	269,533
Other capital surplus	16,541	16,798

Total	286,074	286,331

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2017	December 31, 2016
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	March 8, 2012	March 8, 2042	5.8	—	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	—	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	—
Issuance cost				(12,912)	(14,104)

Total				3,017,888	3,574,896

With respect to the hybrid securities issued, there’s no maturity or the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. If the Group makes a resolution not to pay dividends on common stock, and then, the Group is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Accumulated other comprehensive income:
Gain on valuation of available-for-sale financial assets	357,948	386,981
Share of other comprehensive loss of joint ventures and associates	(356)	(1,863)
Loss on foreign currency translation of foreign operations	(112,297)	(48,353)
Remeasurement loss related to defined benefit plan	(173,019)	(163,397)
Loss on valuation of cash flow hedges	(1,526)	—

Sub-total	70,750	173,368

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(1,815,438)	(1,607,280)

Total	(1,778,801)	(1,468,025)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2017
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	386,981	46,479	(81,114)	5,602	357,948
Share of other comprehensive income (loss) of joint ventures and associates	(1,863)	2,038	—	(531)	(356)
Gain (loss) on foreign currency translation of foreign operations	(48,353)	(81,571)	—	17,627	(112,297)
Remeasurement gain (loss) related to defined benefit plan	(163,397)	(12,642)	—	3,020	(173,019)
Gain (loss) on valuation of cash flow hedges	—	(1,947)	—	421	(1,526)

Total	173,368	(47,643)	(81,114)	26,139	70,750

	For the six months ended June 30, 2016
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	374,685	108,105	(12,872)	(15,582)	454,336
Share of other comprehensive income (loss) of joint ventures and associates	6,074	4,846	(3,906)	(1,173)	5,841
Gain (loss) on foreign currency translation of foreign operations	(70,789)	(8,378)	—	1,655	(77,512)
Remeasurement gain (loss) related to defined benefit plan	(197,579)	(58,888)	—	14,224	(242,243)
Gain (loss) on valuation of cash flow hedges	(10,371)	10,371	—	—	—

Total	102,020	56,056	(16,778)	(876)	140,422

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		June 30, 2017	December 31, 2016
Legal reserve	Legal reserve	1,729,754	1,622,754
	Other legal reserve	45,669	44,634

	Sub-total	1,775,423	1,667,388

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,418,806	7,073,104
	Regulatory reserve for credit loss	2,438,191	2,255,252
	Revaluation reserve	751,964	753,908
	Other voluntary reserve	11,700	11,700

	Sub-total	10,864,061	10,337,364

Retained earnings before appropriation		2,710,312	2,606,814

	Total	15,349,796	14,611,566

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Group since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Beginning balance	14,611,566	13,726,122
Net attributable to owners	1,098,361	750,266
Dividends on common stock	(269,308)	(168,317)
Dividends on hybrid securities	(90,823)	(100,236)

Ending balance	15,349,796	14,207,835

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Beginning balance	2,438,191	2,255,252
Planned provision of regulatory reserve for credit loss	49,961	182,939

Ending balance	2,488,152	2,438,191

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income	466,284	1,109,015	311,283	757,787
Provision (reversal) of regulatory reserve for credit loss	48,412	49,961	(5,206)	12,826
Adjusted net income after the provision(reversal) of regulatory reserve	417,872	1,059,054	316,489	744,961
Adjusted EPS after the provision (reversal) of regulatory reserve(Unit: Korean Won)	559	1,439	396	958

33.	DIVIDENDS

At the shareholders’ meeting on March 24, 2017, dividend payment for the year ended December 31, 2016 amounting to 269,308 million Won (400 Won per share) was approved.

In addition, on July 28, 2017, the board of directors approved interim dividend payment of 100 Won per share, which amounts to 67,327 million Won in total. In accordance with the Commercial Law, the dividend is required to be paid within a month from the date of declaration, and the amount of dividend payable is not included in the consolidated financial statements attached.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL	13,074	26,806	14,536	29,684
AFS financial assets	67,667	144,067	87,163	176,540
HTM financial assets	74,690	149,673	92,643	189,492
Loans and receivables:
Interest on due from banks	20,182	41,403	16,671	33,877
Interest on loans	1,921,359	3,810,008	1,921,276	3,843,951
Interest of other receivables	8,836	17,627	9,765	20,018

Sub-total	1,950,377	3,869,038	1,947,712	3,897,846

Total	2,105,808	4,189,584	2,142,054	4,293,562

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest on deposits due to customers	586,051	1,174,384	658,849	1,326,553
Interest on borrowings	57,666	115,548	54,560	110,132
Interest on debentures	154,445	305,804	154,469	310,057
Other interest expense	20,070	43,528	29,079	58,062

Total	818,232	1,639,264	896,957	1,804,804

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions received (*)	163,688	336,322	163,458	333,464
Fees and commissions received for provision of guarantee	15,911	31,700	16,336	34,163
Fees and commissions received on project financing	4,614	6,334	8,621	13,489
Fees and commissions received on Credit card	268,887	527,566	229,889	452,920
Fees and commissions received on securities	19,757	40,267	16,851	33,483
Other fees and commissions received	33,424	71,704	22,034	39,311

Total	506,281	1,013,893	457,189	906,830

(*)	Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions paid	41,930	73,167	43,032	80,414
Credit card commission	200,275	400,349	176,818	356,451
Brokerage commission	121	348	257	434
Others	1,207	2,329	811	1,525

Total	243,533	476,193	220,918	438,824

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Dividend from financial assets at FVTPL	47	190	84	751
Dividend from AFS financial assets	19,570	59,255	52,997	119,648

Total	19,617	59,445	53,081	120,399

37.	GAINS (LOSSES) ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gains or losses related to financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains (losses) on financial instruments held for trading	36,266	(60,186)	115,880	11,099
Gains (losses) on financial instruments designated at FVTPL	(24,200)	(86,223)	983	47,497

Total	12,066	(146,409)	116,863	58,596

(2)	Gains (losses) on financial instruments held for trading are as follows (Unit: Korean Won in millions):

			2017		2016
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial Instruments held for trading	Securities	Gain on valuation	1,055	5,895	5,283	17,014
		Gain on disposals	3,936	9,860	13,418	17,986
		Loss on valuation	(2,785)	(6,511)	(1,719)	(3,351)
		Loss on disposals	(1,308)	(2,057)	(2,072)	(4,980)

		Sub-total	898	7,187	14,910	26,669

	Other financial instruments	Gain on valuation	1,495	3,071	2,372	10,368
		Gain on disposals	814	933	743	1,541
		Loss on valuation	(1,971)	(3,590)	(2,555)	(10,385)
		Loss on disposals	(211)	(234)	(482)	(1,315)

		Sub-total	127	180	78	209

		Total	1,025	7,367	14,988	26,878

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	201,637	433,349	433,958	838,309
		Loss on transactions and valuation	(198,170)	(421,734)	(445,581)	(896,992)

		Sub-total	3,467	11,615	(11,623)	(58,683)

	Currencies derivatives	Gain on transactions and valuation	(94,206)	3,773,565	697,568	2,746,051
		Loss on transactions and valuation	105,055	(3,943,609)	(571,832)	(2,632,295)

		Sub-total	10,849	(170,044)	125,736	113,756

	Equity derivatives	Gain on transactions and valuation	92,302	302,927	36,564	70,145
		Loss on transactions and valuation	(71,116)	(211,551)	(47,604)	(136,822)

		Sub-total	21,186	91,376	(11,040)	(66,677)

	Other derivatives	Gain on transactions and valuation	2,295	12,312	10,768	18,644
		Loss on transactions and valuation	(2,556)	(12,812)	(12,949)	(22,819)

		Sub-total	(261)	(500)	(2,181)	(4,175)

		Total	35,241	(67,553)	100,892	(15,779)

	Total		36,266	(60,186)	115,880	11,099

(3)	Gains (losses) on financial instruments designated at FVTPL are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain (loss) on equity-linked securities:
Loss on disposals of equity-linked securities	(3,686)	(15,877)	(3,813)	(7,153)
Gain (loss) on valuation of equity-linked securities	(20,667)	(69,714)	3,718	52,993

Sub-total	(24,353)	(85,591)	(95)	45,840

Gain (loss) on other securities:
Gain (loss) on valuation of other securities	(114)	(16)	308	390

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	267	(616)	770	1,267

Total	(24,200)	(86,223)	983	47,497

38.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial assets are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on redemption of securities	220	547	600	611
Gains on transaction of securities	95,019	116,262	23,512	36,901
Impairment losses on securities	(6,852)	(12,637)	(4,516)	(8,629)

Total	88,387	104,172	19,596	28,883

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Impairment losses due to credit loss	(211,842)	(333,976)	(249,523)	(504,558)
Reversal of provision on guarantee	16,071	44,968	787	75,654
Reversal of provision on (provision provided for) loan commitment	(8,715)	5,245	(1,798)	(1,840)

Total	(204,486)	(283,763)	(250,534)	(430,744)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	General and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			2017		2016
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Salaries	Short term employee benefits	Salaries	326,034	654,191	312,297	634,342
		Employee benefits	114,170	213,600	97,016	183,981
	Retirement benefit service costs		36,972	74,057	38,287	77,834
	Termination		5,477	5,477	92,405	92,791

	Sub-Total		482,653	947,325	540,005	988,948

Depreciation and amortization			45,380	94,927	57,665	129,591
Other general and administrative expenses	Rent		76,297	156,708	76,505	155,913
	Taxes and public dues		34,077	63,178	35,321	62,685
	Service charges		47,611	96,418	58,154	115,613
	Computer and IT related		16,089	30,477	24,627	41,816
	Telephone and communication		16,111	31,590	15,044	29,989
	Operating promotion		10,003	21,053	10,489	21,997
	Advertising		22,434	29,880	21,259	34,279
	Printing		2,095	4,237	2,747	5,013
	Traveling		2,920	6,024	2,620	5,033
	Supplies		1,517	3,117	1,619	3,142
	Insurance premium		1,956	4,169	1,805	3,599
	Reimbursement		4,710	9,177	4,920	9,036
	Maintenance		3,331	6,882	3,895	7,469
	Water, light, and heating		2,883	7,146	2,977	7,440
	Vehicle maintenance		2,602	4,964	2,429	4,693
	Others		11,488	21,155	10,028	18,296

	Sub-total		256,124	496,175	274,439	526,013

	Total		784,157	1,538,427	872,109	1,644,552

(2)	Other operating income recognized is as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on transaction of foreign exchange	619,297	1,698,987	1,123,975	2,635,300
Gains on disposal of loans and receivables	14,861	201,860	110,758	173,465
Gains on transactions of derivatives	11,592	11,656	32,596	111,505
Gains on fair value hedged items	(7,094)	11,860	(7,070)	18,113
Others (*)	5,813	68,668	10,015	59,925

Total	644,469	1,993,031	1,270,274	2,998,308

(*)	Other income includes such income amounting to 28,800 million Won and 47,363 million Won for the six months ended June 30, 2017 and 2016, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Losses on transactions of foreign exchange	534,740	1,374,764	1,178,863	2,592,193
KDIC deposit insurance fees	77,146	150,256	73,474	144,501
Contribution to miscellaneous funds	71,927	144,262	75,845	150,943
Losses(Gains) on disposals of loans and receivables	(40)	28	—	5
Losses(gains) related to derivatives	(16,441)	31,131	(6,557)	19,014
Losses on fair value hedged items	15,820	15,846	32,450	118,700
Others (*)	38,584	75,554	71,615	113,195

Total	721,736	1,791,841	1,425,690	3,138,551

(*)	Other expense includes such expenses amounting to 3,325 million Won and 92,375 million Won for the six months ended June 30, 2017 and 2016, respectively, that the Group recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on valuation	(10,061)	3,316	1,570	8,272
Loss on valuation	521	(62,271)	(8,519)	(15,271)
Impairment loss	(5,323)	(5,323)	(4,645)	(4,645)

Total	(14,863)	(64,278)	(11,594)	(11,644)

(2)	Other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Other non-operating incomes	30,411	77,185	21,993	61,969
Other non-operating expenses	(18,714)	(67,187)	(57,488)	(88,307)

Total	11,697	9,998	(35,495)	(26,338)

(3)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Rental fee income	1,880	3,700	1,833	3,733
Gains on disposal of investments in joint ventures and associates	4,466	32,886	—	1,199
Gains on disposal of premises and equipment, intangible assets and other assets	1,494	1,675	130	347
Reversal of impairment loss of premises and equipment, intangible assets and other assets	—	32	200	2,585
Others	22,571	38,892	19,830	54,105

Total	30,411	77,185	21,993	61,969

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Depreciation on investment properties	992	1,991	951	1,860
Interest expense of rent leasehold deposits	105	223	127	254
Losses on disposal of investment in joint ventures and associates	46	27,730	15,060	15,060
Losses on disposal of premises and equipment, intangible assets and other assets	271	608	4,157	5,887
Impairment losses of premises and equipment, intangible assets and other assets	40	160	315	343
Donation	10,426	14,980	18,714	33,917
Others	6,834	21,495	18,164	30,986

Total	18,714	67,187	57,488	88,307

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Current tax expense
Current tax expense in respect of the current period	284,030	83,665
Adjustments recognized in the current period in relation to the current tax of prior periods	(4,919)	(22,043)

Sub-total	279,111	61,622

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	13,889	92,232
Deferred tax charged direct to equity	27,933	(520)

Sub-total	41,822	91,712

Income tax expense	320,933	153,334

(2)	Details of income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016
Net income before income tax expense	1,429,948	911,121
Tax calculated at statutory tax rate (*)	345,585	220,029
Adjustments
Effect of income that is exempt from taxation	(32,683)	(38,662)
Effect of expense that is not deductible in determining taxable profit	9,624	10,553
Adjustments recognized in the current period in relation to the current tax of prior periods	(4,919)	(22,043)
Others	3,326	(16,543)

Sub-total	(24,652)	(66,695)

Income tax expense	320,933	153,334

Effective tax rate	22.4%	16.8%

(*)	The corporate tax rate is 11 % up to 200 million Won in tax basis, 22 % over 200 million Won to 20 billion Won and 24.2 % over 20 billion Won.

(3)	Details of accumulated deferred tax charged direct to equity are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Loss on valuation of AFS securities	(107,454)	(113,161)
Share of other comprehensive income of joint ventures and associates	419	950
Foreign currency translation of foreign operations	36,176	16,930
Remeasurements gain related to defined benefit plan	54,686	51,661
Gain on valuation of cash flow hedge	487	—

Total	(15,686)	(43,620)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income attributable to common shareholders	460,888	1,098,361	306,974	750,266
Dividends to hybrid securities	(41,557)	(90,823)	(49,751)	(100,236)
Net income attributable to common shareholders	419,331	1,007,538	257,223	650,030
Weighted average number of common shares outstanding	673 shares in million	673 shares in million	673 shares in million	673 shares in million
Basic earnings per share	623	1,497	382	966

Diluted EPS is equal to basic EPS because there is no dilution effect for the six months ended June 30, 2017 and 2016.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Confirmed guarantees
Guarantee for loans	91,649	79,566
Acceptances	410,732	504,354
Guarantees in acceptances of imported goods	107,065	97,606
Other confirmed guarantees	6,701,772	7,588,661

Total	7,311,218	8,270,187

Unconfirmed guarantees
Local letter of credit	403,660	397,588
Letter of credit	3,510,846	3,844,345
Other unconfirmed guarantees	584,120	859,768

Total	4,498,626	5,101,701

Commercial paper purchase commitments and others	1,350,566	1,389,896

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Loan commitments	81,601,017	83,795,496
Other commitments	5,619,110	4,840,593

(3)	Litigation case

1)	The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	June 30, 2017		December 31, 2016
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	75 cases	176 cases	88 cases	175 cases
Amount of litigation	440,298	337,925	308,848	246,465
Provisions for litigations		5,927		5,946

(4)	Other

The Group operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Group is currently performing its own internal investigation to confirm if the Group has met the requirements on sanction of U.S. Government in respect of its service operation. As of June 30, 2017, the Group believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of June 30, 2017 and its assets and liabilities recognized as of June 30, 2017 and December 31, 2016 and major transactions with related parties for the six months ended June 30, 2017 and 2016 are as follows:

(1)	Related parties

Related parties
Associates	Kumho Tires Co., Inc., Woori Blackstone Korea Opportunity Private Equity Fund No.1, Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., Poonglim Industrial Co., Ltd., STX Engine Co., Ltd., Samho International Co., Ltd., STX Corporation, Woori Columbus 1st Private Equity Fund, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co.,Ltd., and Others (Dongwoo C & C Co., Ltd. and other 18 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	June 30, 2017	December 31, 2016
Corporation that have significant influence over the group	KDIC (*1)	Loans	—	9
		Other assets	—	270,041
		Deposits due to customers	—	1,894,631
		Other liabilities	—	15,568
Associates	Kumho Tires Co., Ltd.	Loans	226,031	299,523
		Allowance for credit loss	(1,757)	(715)
		Deposits due to customers	12,742	45,957
		Other liabilities	353	50
	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Other assets	15	34
		Other liabilities	306	306
	Woori Service Networks Co., Ltd.	Loans	29	29
		Deposits due to customers	1,832	2,572
		Other liabilities	361	393
	Korea Credit Bureau Co., Ltd.	Loans	5	2
		Deposits due to customers	5,218	5,069
		Other liabilities	29	40
	Korea Finance Security Co., Ltd.	Loans	36	55
		Deposits due to customers	2,320	2,801
		Other liabilities	2	6
	Chin Hung International Inc.	Loans	148	4,320
		Allowance for credit loss	(17)	(4,287)
		Deposits due to customers	56,765	14,047
		Other liabilities	19	279

Related party		A title of account	June 30, 2017	December 31, 2016
Associates	Poonglim Industrial Co., Ltd.	Deposits due to customers	4	283
	STX Engine Co., Ltd.	Loans	104,990	107,974
		Allowance for credit loss	(87,696)	(89,531)
		Deposits due to customers	19,559	13,260
		Other liabilities	424	588
	Samho International Co., Ltd.	Loans	35,059	37,327
		Allowance for credit loss	(601)	(717)
		Deposits due to customers	61,179	82,917
		Other liabilities	155	216
	STX Corporation	Loans	51,489	144,035
		Allowance for credit loss	(33,136)	(92,643)
		Deposits due to customers	13,938	14,412
		Other liabilities	68	90
	K BANK Co.,Ltd.	Loans	273	—
		Other assets	—	325
	Others (*2)	Loans	242	619
		Allowance for credit loss	(242)	(253)
		Other assets	2	8
		Deposits due to customers	2,691	4,460
		Other liabilities	69	60

(*1)	As its ownership interest in the Group is lower than 20% as of June 30, 2017, it has been excluded from the corporation that have significant influence over the Group.
(*2)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd.,DAEA SNC Co. Ltd. and others.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six months ended June 30
Related party		A title of account	2017	2016
Corporation that has significant influence over the group	KDIC(*1)	Interest income	—	6,721
		Interest expenses	15,331	9,123
Associates	Kumho Tires Co., Ltd.	Interest income	1,501	1,341
		Fees income	6	6
		Interest expenses	—	37
		Impairment losses due to credit loss	1,042	64
	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Fees income	29	94

	Woori Service Networks Co., Ltd.	Other income	15	15
		Interest expenses	13	27
		Fees expenses	335	443
		Other expenses	249	111
	Korea Credit Bureau Co., Ltd.	Interest expenses	38	78
		Fees expenses	1,023	875

			For the six months ended June 30
Related party		A title of account	2016	2015
Associates	Korea Finance Security Co., Ltd.	Interest expenses	5	5
		Fees expenses	—	53
	Chin Hung International Inc.	Interest income	53	139
		Fees income	1	1
		Interest expenses	13	12
		Reversal of impairment losses due to credit loss	(4,270)	(1,039)
	Poonglim Industrial Co., Ltd.	Interest expenses	—	2
		Reversal of impairment losses due to credit loss	—	(37)
	STX Engine Co., Ltd.	Interest income	672	674
		Fees income	28	20
		Interest expenses	72	30
		Impairment losses due to credit loss (reversal)	(1,835)	1,254
	Samho International Co., Ltd.	Interest income	364	457
		Fees income	6	5
		Interest expenses	214	250
		Reversal of impairment losses due to credit loss	(116)	(482)
	Force TEC Co., Ltd. (*1)	Interest income	—	123
		Impairment losses due to credit loss	—	22,620
	STX Corporation	Interest income	219	562
		Fees income	58	60
		Interest expenses	4	4
		Impairment losses due to credit loss (reversal)	(59,507)	73,387
	Osung LST Co., Ltd. (*2)	Interest income	—	113
		Interest expenses	—	1
	Woori Columbus 1st Private Equity Fund	Fees income	—	272
	K BANK Co., Ltd. (*3)	Fees income	396	—
		Other income	1,051	—
	Others (*4)	Interest expenses	5	7
		Reversal of impairment losses due to credit loss	(10)	(938)

(*1)	As its ownership interest in the Group is lower than 20% as of June 30, 2017, it has been excluded from the corporation that have significant influence over the Group.
(*2)	Due to disposition during the year ended December 31, 2016, the entity is not in scope for associate.
(*3)	Due to capital contribution during the year ended December 31, 2016, the entity has been included in the investment in associates.
(*4)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd.DAEA SNC Co. Ltd. and others.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
KDIC (*)	—	1,500,000	Loan commitment
Kumho Tires Co., Inc.	8,379	24,187	Letter of credit and others
	191,106	126,435	Loan commitment
Korea Finance Security Co., Ltd.	224	205	Loan commitment
Korea Credit Bureau Co., Ltd.	30	33	Loan commitment
Woori Service Networks Co., Ltd.	171	171	Loan commitment
Chin Hung International Inc.	32,151	40,904	Loan commitment
STX Engine Co., Ltd.	67,922	63,103	Letter of credit and others
	413	685	Loan commitment
SamHo Co., Ltd.	32,852	30,083	Loan commitment
STX corporation	22,717	24,316	Letter of credit and others
	—	71	Loan commitment

(*)	As its ownership interest in the Group is lower than 20% as of June 30, 2017, it has been excluded from the corporation that have significant influence over the Group.

For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 73,025 million Won and 70,587 million Won, as of June 30, 2017 and December 31, 2016, respectively.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2017	2016 (*)
Short term benefits	6,524	4,281
Severance payments	280	186

Total	6,804	4,467

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 1,261 million Won and 5,816 million Won, respectively, as of June 30, 2017. With respect to the assets, the Group has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	June 30, 2017	December 31, 2016	2017		2016
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Trust accounts	44,170,992	38,807,666	213,300	416,316	236,978	426,189

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Receivables
Trust fees receivables	25,769	23,667

Payables
Deposits due to customers	1,063,675	1,919,324
Borrowings from trust accounts	2,960,810	2,687,776

Sub-total	4,204,485	4,607,100

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	2017		2016
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Revenue
Trust fees	30,472	65,207	19,069	33,277

Expense
Interest expenses on deposits due to customers	5,257	12,400	11,249	24,539
Interest expenses on borrowings from trust accounts	7,569	15,686	12,204	25,320

Sub-total	12,826	28,086	23,453	49,859

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts

1)	As of June 30, 2017 and December 31, 2016, the carrying of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Principal guaranteed trusts
Old-age pension trusts	4,313	4,513
Personal pension trusts	529,455	532,959
Pension trusts	766,951	741,759
Retirement trusts	51,612	53,773
New personal pension trusts	8,337	8,536
New old-age pension trusts	2,671	2,919

Sub-total	1,363,339	1,344,459

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	793	787

Sub-total	812	806

Total	1,364,151	1,345,265

2)	As of June 30, 2017 and December 31, 2016, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2017	December 31, 2016
Liabilities for the account (subsidy for trust account adjustment)	16	30

47.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed of its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed of in due order during the period from March 2014 to June 2014.

With respect to the privatization of Woori Bank, the PFOC announced a plan on the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and on the disposal of controlling and non-controlling interests (30% of ownership and 26.97% of ownership, respectively) of Woori Bank after newly listing its shares on the stock exchange. Pursuant to the plan, the Group merged with the Holding Company as of November 1, 2014, and was listed on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, Korea Deposit Insurance Corporation (“KDIC”) commenced the bidding to dispose of controlling and non-controlling interests of the Group. With the successful bidding for non-controlling interests only, KDIC’s ownership of the Group decreased from 56.97% to 51.04%. Further, KDIC’s ownership of the Group was changed to 51.06% due to retirement of treasury stocks on October 2015.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss the means to promote the privatization plan. PFOC thereby announced a plan to maximize the retrieval of public fund that was initially invested and to sell the controlling shares to the investors (“oligopolistic shareholders”), in an effort to promote the early privatization and development of financial industry.

On October 2, 2015, Financial Services Commission (“FSC”) announced the amendment on normalization of business memorandum of understanding (“MOU”) in an effort to promote corporate value through enhanced managerial autonomy of the Group. FSC subsequently made amendments to the Enforcement Decree of the Special Act on the Management of Public Funds on March 29, 2016.

In addition, on August 22, 2016, PFOC announced a plan to sell about 30% shares out of 51.06% shares held by KDIC to multiple investors, ranging from 4 to 8% ownership each. Pursuant to the plan, the KDIC commenced the bidding to dispose of its shares by putting up a public notice of sale on August 24, 2016. As of September 23, 2016, KDIC received letters of intent from eighteen potential investors, with an intent to hold shares ranging from 82% to 119%. As a result of the bid, eight potential investors submitted bid letters for total of 33.7% shares. On November 13, PFOC announced that seven selected buyers acquired total of 29.69% shares of the Group. Upon successful privatization of the Bank, PFOC, in an effort to ensure autonomous management of the private sector (i.e., oligopolistic shareholders), released the bank from the MOU on December 16, 2016.

By the way, for the six months ended June 30, 2017, as 2.41% of call options was exercised out of total 2.97% call options granted to the selected buyers when selling the non-controlling interest, KDIC’s remaining ownership interest became 18.96%. In consideration with the benefits from privatization and the retrieval of public fund, the government will hold a discussion with PFOC on its plan to sell the remaining shares of the Bank held by KDIC in the near future.

48.	TERMINATION OF CONTRACT AND FOLLOW-UP AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

Upon successful privatization, the MOU on management normalization between the Group and KDIC on December 16, 2016 was terminated. The same parties instead signed a written agreement on disposal of shares of the Group for the purpose of the appropriate public fund management. According to the agreement, KDIC has the right to appoint one personnel from KDIC as a non-executive member of the board of directors of the Group, as long as KDIC holds over 10% voting shares, or is the largest shareholder (disregarding National Pension Service) holding more than 4% but less than 10% shares. Also, KDIC may claim inspection of the information related to the minutes of the board of directors and agenda that may have significant impact on the residual shares, as long as KDIC holds over 4% shares of the Group.

49.	EVENTS AFTER REPORTING PERIODS.

The Group decided to execute a voluntary retirement plan during the six months ended December 31, 2017 through the agreement between labor and management. According to this plan, the related expense will be expected to incur during three months ended September 30, 2017.